

AFFILIATED MANAGERS GROUP, INC.
777 South Flagler Drive
West Palm Beach, Florida 33401

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 22, 2025

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Affiliated Managers Group, Inc. (the "Company") will be held on May 22, 2025, at 9:00 a.m. Eastern Daylight Time at the Company's office at 600 Hale Street, Prides Crossing, Massachusetts 01965, for the following purposes:

1. To elect eight directors of the Company to serve until the 2026 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.

2. To approve, by a non-binding advisory vote, the compensation of the Company's named executive officers.

3. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year.

4. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

This year, we have again reduced our environmental impact by providing proxy materials to you online pursuant to Securities and Exchange Commission rules. On or about April 11, 2025, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the Proxy Statement and our 2024 Annual Report on Form 10-K online. The Notice, which cannot itself be used to vote your shares, also provides instructions on how to vote online and how to request a paper copy of the proxy materials, if you so desire. Whether you receive the Notice or paper copies of our proxy materials, the Proxy Statement and 2024 Annual Report on Form 10-K are available to you at *www.proxyvote.com*.

The Company's Board of Directors fixed the close of business on March 31, 2025 as the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. Your vote is very important. Please carefully review the Proxy Statement and submit your proxy online, by telephone, or by mail, whether or not you plan to attend the Annual Meeting. If you hold your shares in street name through a broker, bank, or other nominee, please follow the instructions you receive from them to vote your shares.

By Order of the Board of Directors.

Kavita Padiyar
General Counsel and Corporate Secretary

West Palm Beach, Florida
April 11, 2025

TABLE OF CONTENTS

AFFILIATED MANAGERS GROUP, INC.
777 South Flagler Drive
West Palm Beach, Florida 33401

PROXY STATEMENT

FOR 2025 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 22, 2025

April 11, 2025

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Affiliated Managers Group, Inc. ("AMG," the "Company," "we," "us," or "our") for use at our 2025 Annual Meeting of Stockholders to be held on May 22, 2025, at 9:00 a.m. Eastern Daylight Time at the Company's office at 600 Hale Street, Prides Crossing, Massachusetts 01965 and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to elect eight directors; approve, by a non-binding advisory vote, the compensation of the Company's named executive officers (as defined in the "Executive Compensation Tables" section of this Proxy Statement); ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the current fiscal year; and consider and act upon any other matters properly brought before them.

Important Notice Regarding the Availability of Proxy Materials. This year, we have again reduced our environmental impact by providing proxy materials to you online in accordance with Securities and Exchange Commission ("SEC") rules. On or about April 11, 2025, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our 2024 Annual Report on Form 10-K online. The Notice, which cannot itself be used to vote your shares, also provides instructions on how to vote online and how to request a paper copy of the proxy materials, if you so desire. Whether you received the Notice or paper copies of our proxy materials, the Proxy Statement and 2024 Annual Report on Form 10-K are available to you at **www.proxyvote.com**.

Stockholders of record of the Company's common stock at the close of business on the record date of March 31, 2025 will be entitled to notice of the Annual Meeting and to one vote per share on each matter presented at the Annual Meeting. As of the record date, there were 28,783,937 shares of common stock outstanding and entitled to vote at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of shares of common stock outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, if any, will be counted as present and entitled to vote for purposes of establishing a quorum.

A "broker non-vote" is a proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner on a particular matter with respect to which the broker or other nominee does not have discretionary voting power. Brokers have the discretion to vote their clients' proxies only on matters deemed "routine" by the New York Stock Exchange ("NYSE").

At this year's Annual Meeting, the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 2) are non-routine matters, and only the ratification of our auditors (Proposal 3) is a routine matter. It is important that you instruct your broker as to how you wish to have your shares voted on these proposals, even if you wish to vote as recommended by the Board of Directors.

Stockholders are requested to submit a proxy online or by telephone, or by returning a completed, signed, and dated proxy card or voting instruction form. If you vote online or by telephone, you should not return a proxy card or voting instruction form. Shares represented by a properly submitted proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the proxy. If a properly executed proxy or voting instruction form is submitted without any instructions indicated, the proxy will be voted **FOR** the election of each of the nominees for director, **FOR** the approval of the advisory vote on executive compensation, and **FOR** the ratification of the selection of PwC as our independent registered public accounting firm for the current fiscal year. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders on such other matters.

A stockholder of record may revoke a proxy at any time before it has been voted by filing a written revocation with the Corporate Secretary of the Company at the Company's principal executive office at 777 South Flagler Drive, West Palm Beach, Florida 33401, by submitting a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. A stockholder of record who voted online or by telephone may also change his or her vote with a timely and valid later online or telephone vote. Any stockholder of record as of the record date may attend the Annual Meeting whether or not a proxy has previously been given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. If you hold your shares in street name and would like to change your voting instructions, please follow the instructions provided to you by your broker, bank, or other intermediary.

A stockholder may vote in person at the Annual Meeting upon presenting picture identification and any one of the following: an account statement, the Notice, or a proxy card. If you hold your shares in street name, you will need to obtain a proxy from your bank or broker in order to vote in person, and you must bring a brokerage statement or letter from your broker, bank, or other intermediary reflecting stock ownership, along with picture identification. The address of the Company's office in Prides Crossing, Massachusetts is set forth above for stockholders who plan to vote in person at the Annual Meeting.

PROXY STATEMENT SUMMARY

This summary highlights certain information from our Proxy Statement for the 2025 Annual Meeting of Stockholders. You should read the entire Proxy Statement carefully before voting. Certain statements in this Proxy Statement are forward-looking statements. See "Forward-Looking Statements."

2025 Annual Meeting of Stockholders

Meeting Information	Agenda Items	Recommendation	Additional Detail
May 22, 2025 9:00 a.m. Eastern Daylight Time Affiliated Managers Group, Inc. 600 Hale Street Prides Crossing, Massachusetts 01965	**Proposal 1**—Election of Directors	**FOR** each Nominee	Page 12
	Proposal 2—Advisory Vote to Approve Executive Compensation (Say-on-Pay)	**FOR**	Page 49
	Proposal 3—Ratification of the Selection of Independent Registered Public Accounting Firm	**FOR**	Page 50

Company Overview

AMG is a strategic partner to leading independent investment firms globally. Our strategy is to generate long-term value by investing in high-quality independent partner-owned firms, which we refer to as "Affiliates," through a proven partnership approach, and allocating resources across our unique opportunity set to the areas of highest growth and return. With their entrepreneurial, investment-centric cultures and alignment of interests with clients through direct equity ownership by firm principals, independent firms have fundamental competitive advantages in offering unique return streams to the marketplace. AMG's distinctive partnership approach magnifies the existing advantages of our independent Affiliates and actively supports their ongoing independence and ownership culture. Our innovative model enables each Affiliate's management team to retain autonomy and significant equity ownership in their firm, while Affiliates leverage our strategic capabilities and insight, including growth capital, product strategy and distribution through our capital formation capabilities, succession planning, and strategic advice, to expand their reach, diversify their businesses, and enhance their long-term success.

2024 Performance Summary

AMG achieved solid results in 2024, reflecting the positive impact of our strategic execution and our capital allocation discipline across both growth investments and share repurchases. In 2024, we continued to strategically evolve our business, increasing our exposure to alternatives through our focus on investing our capital and resources in and alongside our Affiliates, especially in collaboration to develop innovative products well-aligned with client demand trends. We actively engaged with and advanced our robust pipeline of prospective Affiliates, and, after year-end, successfully closed a partnership with NorthBridge Partners, a private markets manager specializing in industrial logistics real estate. In addition, we meaningfully enhanced our liquidity position and further strengthened our balance sheet, while also returning significant excess capital to shareholders through share repurchases. Our Economic earnings per share grew by 10% relative to the previous year, driven primarily by higher fee-related earnings, which more than offset a decline in performance fee earnings. We continue to focus on strategically evolving our business to expand our exposure to long-term secular growth areas, and exercise ongoing discipline in allocating capital to generate long-term earnings growth and shareholder value creation.



Economic Earnings per Share

2020	2021	2022	2023	2024
$13.30	$18.05	$20.02	$19.48	$21.36

GAAP Earnings per Share

2020	2021	2022	2023	2024
$4.33	$13.05	$25.35 ($13.52[1])	$17.42 ($14.52[1])	$15.13

- **Economic earnings per share ("EEPS") of $21.36** grew +10% relative to the prior year primarily due to higher fee-related earnings and share repurchase activity, with a CAGR of +13% since 2020

- **Adjusted EBITDA of $973.1 million** grew +4% relative to prior year primarily due to higher fee-related earnings, and a CAGR of +5% since 2020

- **GAAP Earnings per share (diluted) of $15.13**, grew +4% relative to the prior year, excluding the impact from gains from Affiliate sales

1. *Reflects adjustment to exclude $11.83 and $2.90 GAAP earnings per share (diluted) for FY 2022 and FY 2023, respectively, as a result of gains associated with the Baring Private Equity Asia and Veritable transactions, net of taxes.*

Additional information on non-GAAP financial performance measures, including reconciliations to the most directly comparable GAAP measure, can be found in AMG's 2024 Annual Report on Form 10-K (or, with respect to amounts above for 2020 and 2021, AMG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023) under "Supplemental Financial Performance Measures."

2024 Performance Summary (cont.)

Stockholder Return and Relative Earnings Growth

AMG stock has outperformed the Peer Group over the 3-year period ended December 31, 2024

- Over the 3-year period, AMG stock increased +12% and outperformed the Peer Group median of (3%) and reflected EEPS growth momentum and the positive impact of AMG's growth and capital allocation strategy despite a challenging industry backdrop

3-Year AMG Stock Performance



AMG
+12%

Peer Group
(3%)

Executing on AMG Growth Strategy

In 2024, AMG's senior management team continued to strategically evolve the business through growth investments, particularly in collaboration with Affiliates to develop new products for the U.S. wealth channel. Over the past 5 years, alternatives AUM on AMG's U.S. wealth platform has grown more than tenfold. Since 2019, AMG's executive team has reshaped our business profile, increasing the earnings contribution (as measured by Adjusted EBITDA) from alternative strategies from ~35% to ~50%

- In 2024, AMG facilitated the launch of three new evergreen alternative products and anticipates the launch of two additional strategies in 2025, managed by Affiliates operating in secular growth areas, including Pantheon, Comvest, and Systematica. With a track record of more than a decade in the space, AMG's capabilities and expertise in collaborating with Affiliates to pursue strategic product opportunities, particularly those designed for the U.S. wealth marketplace, are increasingly enhancing the growth of existing Affiliates, and are highly attractive to prospective Affiliates

- Following year-end, closed investment in NorthBridge Partners, a private markets manager specializing in industrial logistics real estate

- AMG has been one of the most active investors in independent investment firms over the last 5 years, reflecting ongoing demand among prospective Affiliates for AMG's unique and broad array of partnership solutions for independent firms, the strength of AMG's existing long-term proprietary relationships, and three-decade track record of successful partnerships

Adjusted EBITDA ($mm)



$795 $973

Alternatives contribution increased from ~35% to ~50%

2020   2024

■ Alternatives   ■ Differentiated Long-Only Strategies

Additional information on this non-GAAP financial performance measure, including a reconciliation to the most directly comparable GAAP measure, can be found in AMG's 2024 Annual Report on Form 10-K (or, with respect to amounts above for 2020, AMG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023) under "Supplemental Financial Performance Measures."

Disciplined Capital Allocation: Affiliate Investments, Capital Return, and Strengthened Balance Sheet

Returned approximately $700 million in capital to stockholders, while maintaining strong and flexible balance sheet

- Excess capital used to further reduce shares outstanding by approximately 11% in 2024 and approximately 36% since the end of 2019

- Extended revolver to 2029, paid down $750 million in senior debt, and issued $850 million in institutional and retail bonds, further strengthening our balance sheet and liquidity profile, and extending the weighted average maturity of our outstanding debt to more than 20 years

Share Count Reduction



36% reduction in shares outstanding

49.1   45.3   41.8   39.2   35.4   31.5

2019   2020   2021   2022   2023   2024

Reflects average shares outstanding (adjusted diluted), in millions, as of fourth quarter of each year.

Governance Highlights

Highly Independent and Skilled Board	• All Board committees composed entirely of independent directors • The CEO is the only non-independent director • Directors bring a wide array of qualifications, skills, and attributes to AMG's Board; see "Director Nominee Experience and Skills Overview" on page 14	• 43% of independent director nominees are women, with three women nominated to serve on the Board • 43% of independent director nominees are ethnic minorities
Non-Executive, Independent Board Chair	• Transitioned to a non-executive, independent Board Chair in 2020; structure provides effective checks and balances to ensure the exercise of independent judgment by the Board	• Current Board Chair is an independent director with experience serving on all committees
Significant Board Refreshment	• Four of the seven independent director nominees are new since 2021, including new independent director appointments in 2023 and 2024 • Average director nominee age of 61; median tenure of 5 years	• New Chairs of all three Board committees in 2024, and new members appointed to each committee since 2020 • Long-tenured independent directors in leadership roles
Director Accountability, Development, and Engagement	• 100% average director attendance rate at all Board and committee meetings in 2024 • Comprehensive orientation for new directors; ongoing development programs, with additional training for directors in new leadership roles	• Annual Board and committee self-evaluations and individual director assessments • Annual election of directors at majority vote standard (no staggered board)
No Overboarding	• Nominating and Governance Committee assesses director time commitments in reviewing nominee candidates • Formal overboarding policy adopted in 2024	• Only one director nominee serves on additional public company boards (none serves on more than two other such boards); in compliance with AMG's policy
Active Shareholder Engagement	• Active engagement, with regular shareholder outreach • Strong track record of integration of shareholder feedback into corporate governance practices and compensation program design over many years	• In 2024 and 2025 YTD, AMG engaged the majority of our large shareholders on topics including corporate strategy, corporate governance, executive compensation, and sustainability
Strong Shareholder Alignment: Policies and Initiatives	• Equity Ownership Guidelines require 10x annual base salary for CEO (7x for other NEOs) and 5x annual base fees for independent directors; CEO and other NEOs are subject to an additional Equity Holding Policy described on page 28 • AMG's directors and executives have collectively purchased more than 110,000 shares in the open market since 2019, totaling approximately $11 million in notional value at time of purchase	• CEO currently holds 461,178 shares, or 1.6%, of AMG stock, significantly exceeding the required level • Other NEOs currently hold 341,645 shares, or 1.2%, of AMG stock, significantly exceeding the respective required levels • Ownership by executives and independent directors collectively more than doubled over the last 3 years

Insider Share Ownership



Reflects beneficial ownership of AMG's common stock as of December 31, 2022, 2023, and 2024. Data for "Other NEOs" in 2022 and 2023 reflects ownership by John Erickson, Head of Affiliate Engagement, who was a named executed officer in such years, and excludes Mses. Ritchea and Padiyar, as they were first determined to be named executive officers for 2024. Data for "Executives and Directors" reflects ownership by the CEO, Other NEOs, and current independent directors. Percentage of shares outstanding for each of 2022, 2023, and 2024 is based on the Company's shares of common stock outstanding as reported on the cover page of the Company's Annual Report on Form 10-K for such year.

2024 Compensation Program Overview and Enhancements

AMG meets with stockholders extensively throughout the year as part of our investor outreach, and we have a demonstrated history of integrating shareholder feedback into our executive compensation program design. In 2024, 97% of the votes cast by stockholders supported our Say-on-Pay proposal, expressing strong ongoing support for our executive compensation program (following 98% and 97% stockholder support in 2023 and 2022, respectively). Shareholders recognized the compensation program's quantitative approach and clear pay-for-performance linkage, as well as the significant integration of shareholder feedback over time.

- Following the Compensation Committee's 2021 redesign of AMG's incentive determination process, and further enhancements for performance years 2022 and 2023, the approach has been widely well-received, with strong shareholder support for the increasingly simplified, transparent incentive determination process driven by pre-set, objective, rigorous metric targets; new compensation payout targets; and formulaic determination of compensation amounts and mix

- For 2024, in response to shareholder and proxy advisor feedback, and in keeping with prior years, the Committee implemented modest refinements to the incentive determination process. The aggregate effect of the modifications reduced the ultimate payout to the CEO and other executives relative to what the performance year 2024 payout would have been using the prior year's incentive determination process

Feedback	AMG Response
Further align incentive determination metrics with long-term returns and objectives	• Replaced Annual Management Fee EBITDA metric with Annual Adjusted EBITDA metric to better reflect the growing contribution of performance fee earnings in our business resulting from management's focus on strategically evolving AMG's business and exposures • The replacement of Annual Management Fee EBITDA with Annual Adjusted EBITDA did not have a material impact on the overall achievement score
Streamline incentive determination metrics and increase weighting of financial metrics to further link executive compensation with financial and stock performance	• Moved from 10 to 9 scorecard metrics, 100% of which are quantitative in nature, and assigned an equal weighting to all remaining metrics, resulting in an increased total weighting of metrics based on AMG's financials (now 8 of 9 metrics, or 89%)
Continue to monitor Peer Group to reflect AMG's size and business model	• Streamlined Peer Group with removal of Ares Management Corporation ("Ares"), to reflect AMG's growth, overall changes in the asset management industry, and the business models, size, and scope of our competitors • All members of the Peer Group operate investment management organizations and compete for talent in our industry • Adjustment of Peer Group resulted in a 13% decrease in the median CEO compensation of peers, used to set CEO Target Total Payout
Further align incentive award mix and structures with business performance and long-term shareholder value creation	• Increased vesting duration of Long-Term Performance Achievement Awards to 4-year cliff vesting from 3-year cliff vesting • Increased proportion of Long-Term Performance Achievement Awards as a percentage of total formulaic equity incentive awards to 75% from 60%, to further enhance the alignment of future realized compensation with long-term shareholder value creation
Add a second performance metric to Long-Term Performance Achievement Awards	• Implemented Economic earnings per share (EEPS)-based metric as a second performance metric for Long-Term Performance Achievement Awards, in addition to existing Average Return on Equity ("Average ROE") metric. The implementation of this metric is intended to further enhance the alignment of executive realized compensation with business performance, as we believe EEPS is the most comprehensive measure of overall earnings contribution on a per-unit basis, incorporating the aggregate condition of Affiliates, corporate expenses, capital structure, tax exposure, and the full weight of capital allocation decisions











2024 Annual Incentive Compensation Determination Process

Overview of Enhanced Performance Assessment Process

- Below is a summary of the Compensation Committee's Performance Assessment process to establish the Annual Incentive Compensation for the CEO and other NEOs
- Three of the five steps are formulaic; the Compensation Committee sets the Peer Group, compensation targets, and compensation caps
  - For 2024, the Compensation Committee further updated our Peer Group to reflect AMG's growth, overall changes in the asset management industry, and the business models, size, and scope of our competitors
  - The Target Total Payout was set at $13.3 million for our CEO in 2024, based on the median of Peer Group compensation

1 **Review and Set Metric Targets for Quantitative Scorecard Assessment**

Metric targets set across nine quantified, objective, and pre-set metrics

2 **Determine Peer Group to set NEO Target Payouts along with maximum payout levels**

CEO Target Total Payout was set at the Peer Median ($13.3mm); cap on Total Compensation set at $17.5mm (unchanged from prior years)

Non-CEO NEO Target Payouts are informed by peer medians and other benchmarking data, and incorporate individuals' AMG roles and responsibilities; individual caps established by the Compensation Committee

3 **Calculate Performance Assessment scoring after year-end**

Upon completion of annual external audit, Performance Assessment score is finalized via weighted achievement levels of individual metrics (score of 100% implies median performance)

4 **Calculate Annual Incentive Compensation amount**

Apply weighted score of 118% to the Target Total Payout, which for the CEO yielded $15.0mm in Annual Incentive Compensation

5 **Formulaically derive Annual Incentive Compensation payouts (cash and equity)**

(i) Determine the mix of cash bonus and total long-term equity incentive awards, using a pre-established tiered formula

(ii) Allocate the equity awards across performance-based and time-based equity awards, using pre-established formulaic allocations

2024 Annual Incentive Compensation Determination Results

2024 Performance Assessment Scorecard Results

- The Compensation Committee designed each metric based on the objective to pay median compensation for median performance. To the extent that the CEO and other NEOs deliver exceptional business performance, an individual metric will yield a score of greater than 100% (subject to a cap implemented by the Committee of 200% on the achievement of any individual metric and an aggregate notional cap on Total Compensation independent of the weighted score); accordingly, for below-median or below-target performance, as applicable, an individual metric will yield a score of less than 100%

- Beginning in performance year 2023, the Committee implemented a threshold on the earnings-related metrics (#1 and #2 on following page), set at 50% of target. In 5 of 9 metrics (#3 – #7), poor performance may yield a score of 0%, indicating a natural threshold value for these metrics. In total, 78% of the scorecard metrics have a pre-set or natural threshold value

- The CEO Target Total Payout was confirmed at $13.3 million, the median of the CEO compensation of the Peer Group. Based on the output of the formulaic Performance Assessment scorecard, the final score of 118% was applied to CEO Target Total Payout of $13.3 million, resulting in Annual Incentive Compensation for the CEO of $15.0 million

- In 2024, as in previous years, the Compensation Committee further refined the Performance Assessment Scorecard based on shareholder feedback. These adjustments included streamlining the overall number of metrics from 10 to 9, and replacing or refining metrics to continue to reflect the evolution of AMG's business and align the Performance Assessment with long-term capital allocation decision-making. Taken together, these adjustments did not have a material impact on the overall achievement score

- Having calculated the results of the Performance Assessment scorecard, the Committee reviewed the output from the weighted average score applied to the CEO Target Total Payout, which produced total incentive compensation awards for 2024 consistent with the design of the plan

- The Overall Performance Assessment Score increased from 106% in 2023 to 118% in performance year 2024. Please see the graphic on the following page for detailed performance by metric. The drivers of the increase in the overall achievement score relative to the prior year include:

  – Solid annual growth in Adjusted EBITDA and EEPS, driving metrics #1, #2, and #3
  – Stronger absolute stockholder return in the 1- and 5-year periods, partially offset by a decline in the 3-year period, impacting metrics #4, #5, and #7
  – Increase in weight of metrics based on AMG's financials resulted in a modest increase in the score, as a result of a higher achievement score in these metrics relative to the prior year
  – The positive impacts above were partially offset by lower achievement scores in metrics #6, #8, and #9

2024 Annual Incentive Compensation Determination Results (cont.)

2024 Performance Assessment Scorecard Results (cont.)



Performance Metric	Weight	Achievement Levels
1 Annual Adjusted EBITDA ($mm)	11.1%	101%
2 Annual Economic Earnings Per Share	11.1%	104%
3 EEPS / GAAP EPS as Adjusted Growth Percentile Rank	11.1%	154%
4 Total Stockholder Return: Absolute (1-, 3-, and 5-Year Composite)	11.1%	121%
5 Total Stockholder Return: Relative (1-, 3-, and 5-Year Composite)	11.1%	100%
6 3-Year Rolling Yield on New Affiliate Investments	11.1%	115%
7 3-Year Rolling Adjusted Return on Capital	11.1%	145%
8 AUM Contribution from Selected Strategic Target Areas	11.1%	104%
9 Employee Engagement Score	11.1%	118%
Overall Performance Assessment Score	**100%**	**118%**

Please refer to the "Compensation Discussion and Analysis" section of this Proxy Statement for additional information.

Formulaic Derivation of Incentive Compensation and Mix of Incentive Awards

- The Overall Performance Assessment Score of 118% was applied to the CEO Target Total Payout, producing $15.0 million in Annual Incentive Compensation

- Annual Incentive Compensation was then allocated between cash bonus and long-term equity awards using a pre-established tiered formula which caps cash awards at 50% of Annual Incentive Compensation, and in which the proportion of equity awards increases as Annual Incentive Compensation increases. The allocation resulted in a formulaic cash bonus of $6.0 million (40%) and a formulaic equity incentive award amount of $9.0 million (60%)

- Beginning with performance year 2024, the Compensation Committee increased the vesting duration of Long-Term Performance Achievement Awards to 4-year cliff vesting from 3-year cliff vesting, and increased the proportion of Long-Term Performance Achievement Awards as a percentage of total formulaic equity incentive awards to 75% from 60%. These changes further enhance the alignment of future realized compensation with long-term shareholder value creation

Questions and Answers

Question	AMG Response
How did the Compensation Committee determine that this incentive determination approach was appropriate and rigorous? What was the rationale for the changes made to the Performance Assessment metrics and weightings?	• **Implemented Best Practices:** The Compensation Committee integrated many years of shareholder feedback to redesign the incentive determination process for performance year 2021, resulting in an objective, formulaic, streamlined approach which incorporates compensation targets, performance metric targets across financial, Total Stockholder Return ("TSR"), and operating measures in a single quantitative Performance Assessment. The Committee implemented a pre-set formula governing the mix of cash and equity incentive awards • In 2024, in response to shareholder feedback, the Committee further refined the Performance Assessment scorecard by streamlining and refining metrics; incorporated 4-Year Cumulative EEPS as a second metric in addition to Average ROE (in response to feedback that performance-based equity had been driven by a 'single' metric); and increased the vesting duration and performance measurement period to 4 years for annual performance-based equity grants, to further enhance alignment of future realized compensation with long-term business performance and shareholder value creation • **Relative Performance Drives Relative Compensation:** The approach is designed to yield incentive compensation payouts relative to a peer benchmark (in each of the past three years, the benchmark for CEO compensation was set at the median of Peer Group CEO compensation) and relative to median peer performance • **Strong Shareholder Support:** The redesigned incentive program was supported by 97%, 98%, and 97% of shares voted by shareholders at the 2024, 2023, and 2022 Annual Meetings of Stockholders, respectively, indicating strong affirmation of the appropriate and rigorous nature of the Committee's approach. Shareholders also commented that the formulaic approach utilizes metrics that are consistent with management's ability to drive value creation. Following the redesign of the incentive determination process in 2021, the Committee has implemented modest refinements to the program over time in response to shareholder and proxy advisor feedback. In 2024, the Committee implemented further refinements to the Performance Assessment framework to (i) increase focus on long-term returns and objectives and (ii) refine the Peer Group
What is the philosophy behind the compensation targets? How were the CEO and other NEO targets set?	• Target Total Payout amounts are confirmed annually based on peer benchmarking, where available, and reflect input from our independent compensation consultant • Since performance year 2021, the CEO compensation target has been set at the median of the most recently available peer CEO compensation (prior fiscal year). By targeting the median of peer CEOs, the Compensation Committee determined that the formulaic Performance Assessment would effectively reward above-median financial, stockholder return, and operating performance with above-median incentive compensation (and indicate below-median incentive compensation for below-median financial, stockholder return, and operating performance) • For other named executive officers, the Target Total Payouts were informed by peer benchmarking where available, but were not set directly at peer medians, because of the distinctive nature of the given role at AMG, wherein the executive's role is broader than would be suggested by the role title, or because the individual was new to the role in 2024, or because the role is unique to AMG
Why were these metrics chosen? How were targets set?	• The metrics were chosen following an extensive review of key drivers of shareholder return and the Company's strategic goals, along with management's ability to create value, and reflect shareholder input and feedback; each metric is reviewed annually to ensure alignment with shareholder value creation consistent with the design of the compensation program • Please refer to pages 34–35 for detailed descriptions of the financial, stockholder return, and operating metrics, the rationale for choosing each metric, and the target-setting methodology of each metric

Questions and Answers (cont.)

Question	AMG Response
Why is this Peer Group appropriate for AMG? What was the rationale for the removal of Ares this year? What was the impact on the median of Peer Group CEO compensation?	• The Compensation Committee regularly reviews our Peer Group to ensure the ongoing relevance of its composition to AMG's business. In determining the Company's Peer Group on an annual basis, the Compensation Committee considers both industry- and company-specific dynamics to identify the peers with which we compete for talent, client assets, and stockholder capital. The Committee evaluates the Peer Group to ensure that it reflects the Company's growth, overall changes in the asset management industry, and the business models, size, and scope of our competitors • For 2024, the Committee streamlined the Peer Group, by removing Ares Management Corporation, reducing the total number of peers to 12, and better aligning the Peer Group market capitalization with that of AMG • Given the removal of Ares, the peer median used to set the Target Total Payout for the CEO declined by 13% from $15.3 million to $13.3 million
What was the net impact of the changes to the incentive determination process in 2024 (across metrics, methodologies, and Peer Group changes) on CEO compensation?	• Excluding the impact of the removal of Ares from the Peer Group, the net impact of the changes in the incentive determination process for performance year 2024 across refinement of scorecard metrics was immaterial • Including the removal of Ares from the Peer Group, Total Compensation for the CEO was lower by 10%
Why is Average ROE one of the performance metrics utilized in performance-based equity awards? How does the metric align with shareholder value creation over the performance period?	• Average ROE aligns management incentives with two distinct goals: (i) growing Economic earnings and (ii) effective stewardship of shareholder capital, over a long-term period. The Average ROE ratio provides shareholders with objective insight into the efficiency with which AMG's management team allocates capital and uses stockholder equity to generate earnings, and should be measured against Cost of Equity • Average ROE incorporates multiple financial metrics. Average ROE is defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a specified measurement period, divided by the quarterly average of the Company's stockholder's equity, controlling interest over such period (excluding accumulated other comprehensive income, impairments recorded subsequent to the grant date, and other transactions and investments included in GAAP Net income but that do not impact Economic net income), reflected as a percentage • Return on Equity (ROE) is often used by other financial services companies as an objective measure of management's effectiveness at using stockholder equity to generate earnings and to encourage responsible long-term planning
What was the rationale behind the changes made to Long-Term Performance Achievement Awards, including the addition of a second metric, increasing the vesting duration, and increasing the mix of these awards as a percentage of total formulaic equity incentive awards?	• The Compensation Committee believes that equity incentive awards tied to rigorous, transparent performance metrics better align realized executive compensation with business performance. Accordingly, the Compensation Committee decided to increase the proportion of Long-Term Performance Achievement Awards as a percentage of total formulaic equity incentive awards to 75%, from 60% • The increase in the vesting duration and performance measurement period of Long-Term Performance Achievement Awards to 4 years from 3 years is in line with the program's focus on long-term returns and business performance. The lengthened vesting duration and performance measurement period enhances the Company's ability to retain key executives and incent long-term performance • The implementation of a second metric further incents long-term performance achievement, providing executives with the opportunity to earn a higher maximum payout if long-term growth objectives are achieved • The second metric is 4-Year Cumulative Economic earnings per share (EEPS). We believe EEPS is the most comprehensive measure of overall earnings contribution on a per-unit basis, and incorporates the aggregate condition of Affiliates, corporate expenses, capital structure, tax exposure, and the full weight of capital allocation decisions (i.e., deployment of capital into growth investments and share repurchases)

PROPOSAL 1: ELECTION OF DIRECTORS

Introduction

Eight directors, which will constitute our entire Board of Directors following the Annual Meeting, are expected to be elected at the Annual Meeting to serve until the 2026 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, has nominated Karen L. Alvingham, Dwight D. Churchill, Annette Franqui, Jay C. Horgen, Félix V. Matos Rodríguez, Tracy P. Palandjian, David C. Ryan, and Loren M. Starr to serve as directors. Each of these director nominees is currently serving as a director of the Company. As more fully discussed below in the "Corporate Governance Matters and Meetings of the Board of Directors and Committees" section of this Proxy Statement, the Board of Directors has determined that seven of its eight director nominees, Lady Alvingham, Mr. Churchill, Ms. Franqui, Dr. Matos Rodríguez, Ms. Palandjian, Mr. Ryan, and Mr. Starr have no material relationship with the Company and, therefore, are independent for purposes of NYSE listing standards. The Board of Directors expects that each of the director nominees will, if elected, serve as a director for the new term. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will be voted for the election of such other person or persons as the Board of Directors may recommend.

The Company's by-laws (as amended and restated, the "By-laws") provide for majority voting in uncontested director elections. Under the majority voting standard, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for the election of directors will be a plurality of the votes cast. Abstentions and broker non-votes will have no effect on the outcome of the vote on the election of directors.

Under our Corporate Governance Guidelines, the Nominating and Governance Committee has established procedures for any incumbent director who is not re-elected to tender his or her offer to resign. Upon receiving the director's offer to resign, the Nominating and Governance Committee will recommend to the Board of Directors whether to accept or reject the offer to resign, or whether other action should be taken. The Nominating and Governance Committee and the Board of Directors, in making their decisions, may consider any factor or information that they deem relevant. The Board of Directors, taking into account the Nominating and Governance Committee's recommendation, will act on the tendered resignation within ninety days following certification of the election results. A director whose resignation is under consideration must abstain from participating in any recommendation or decision regarding his or her resignation.

Recommendation of the Board of Directors

The Board of Directors believes that the election of each of the director nominees named above is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that stockholders vote **FOR** the election of each of the director nominees.

Information Regarding the Nominees

The following table sets forth the name, age (as of April 1, 2025), tenure, and other information of each director nominee, along with the committees of the Board of Directors on which each individual currently serves.

Director Nominee Information: Committee Memberships							
Name	Age	Compensation Committee	Nominating and Governance Committee	Audit Committee	Independence	Tenure (Years)	Other Public Company Boards
Karen L. Alvingham	62		✓		✓	7	—
Dwight D. Churchill	71	✓	✓ (Chair)		✓	15	—
Annette Franqui	63			✓	✓	<1	2
Jay C. Horgen	54					6	—
Félix V. Matos Rodríguez	63	✓	✓		✓	4	—
Tracy P. Palandjian	54	✓ (Chair)	✓		✓	13	—
David C. Ryan	55		✓	✓	✓	3	—
Loren M. Starr	63			✓ (Chair)	✓	1	—
	Average Age of 61	100% Independent; All New Members since 2021, and New Chair in 2024	100% Independent; 4 New Members since 2020, and New Chair in 2024	100% Independent; 100% Financial Experts; All New Members since 2023, and New Chair in 2024	7 of 8 Nominees are Independent	4 New Members since 2021, including New Appointment in 2024	No Overboarding



Karen L. Alvingham
Director since 2018



Dwight D. Churchill
Board Chair 2025 - present
Director since 2010



Annette Franqui
Director since 2024



Jay C. Horgen
President and Chief Executive Officer
Director since 2019



Félix V. Matos Rodríguez
Director since 2021



Tracy P. Palandjian
Director since 2012



David C. Ryan
Director since 2021



Loren M. Starr
Director since 2023

The director nominees bring a wide array of qualifications, skills, and attributes to AMG's Board of Directors that support its oversight role on behalf of our stockholders. The most relevant of these qualifications and skills are summarized in the table below:

Director Nominee Experience and Skills Overview		
Capital allocation	Our continued success depends in large part on a disciplined approach to capital allocation, as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities, before efficiently returning excess capital to our stockholders; directors with experience managing capital contribute to the advancement of this strategy to enhance long-term value creation	7 of 8 Nominees
Investment management	Directors with investment management experience provide the Board with an enhanced understanding and assessment of our business strategy and bring valuable perspective on topics that are uniquely relevant to our industry	7 of 8 Nominees
Leadership	Directors who have held significant leadership positions provide a practical understanding of organizations, processes, strategy, risk management, and other factors that promote growth	All Nominees
Corporate governance	We place a high standard on strong corporate governance, and adopt best practices through the active monitoring of evolving trends and developments, and through routine Board self-assessments and enhancements to our governance policies, committee charters, and board practices, as well as through active shareholder engagement and ongoing board refreshment, and we seek directors with demonstrated knowledge and practical experience in corporate governance, fiduciary roles, and stakeholder engagement	All Nominees
Risk management and compliance	Risk management is critical to the stability, security, and success of our business, and we seek directors with regulatory and compliance expertise, as well as experience managing and overseeing risk in public and private companies and in other contexts	All Nominees
Financial, accounting, or financial reporting	We use a broad set of financial metrics to measure our operating and strategic performance, and we seek directors with an understanding of finance and financial reporting processes	7 of 8 Nominees
Operational, including human capital management	Directors with experience in operations are able to assess and advise management on the formulation and execution of our business strategy, including the efficient allocation and utilization of our and our Affiliates' human capital and other operating resources, and the re-allocation of those resources over time through all stages of market cycles	All Nominees
Sustainability	Directors who have experience in managing sustainability issues are able to assist the Board in overseeing and advising management to ensure that strategic business imperatives and long-term value creation for stockholders are achieved within a responsible long-term business plan. Directors who have experience in sustainable investment are able to advise management in increasing AMG's exposure to this secular growth area	5 of 8 Nominees
Public policy, regulatory, and government affairs	Directors with experience in governmental, regulatory, and related organizations provide valuable insight into governmental actions and socioeconomic trends, as well as the highly regulated industry in which we and our Affiliates operate	3 of 8 Nominees
Other public board experience	Directors with experience serving on other public company and publicly traded fund boards provide valuable operations and management perspectives, including insights on governance trends and practices and other issues affecting public companies generally	5 of 8 Nominees
Global experience	Directors with global business experience, including managing and growing organizations worldwide, and investing and operating experience in international and emerging markets, provide valuable insights on growth trends in these markets	7 of 8 Nominees

The following biographical summaries provide additional information on the business experience, principal occupation and past employment, and directorships of each director nominee during at least the last five years.

Director Nominee Biographical Information

Karen L. Alvingham
Nominating and Governance Committee

Karen L. Alvingham has been a director of the Company since January 2018. She served until June 2017 as Managing Partner of Genesis Investment Management, LLP, a boutique investment management firm and an AMG Affiliate since 2004. Lady Alvingham joined Genesis in 1990 and was appointed Managing Partner in 2003. Prior to joining Genesis, she was a senior investment manager at Touche Remnant Investment Management Ltd and Lloyds Investment Management Ltd. She began her career at Grieveson Grant & Co. She currently serves on the board of directors of International Market Management Ltd. We believe Lady Alvingham's qualifications to serve on our Board of Directors include her substantial experience in the investment management industry, including as the managing partner of an investment management firm serving clients around the world.

Dwight D. Churchill
Board Chair

Compensation Committee; Nominating and Governance Committee (Chair)

Dwight D. Churchill has been a director of the Company since February 2010. Mr. Churchill held a number of senior positions at Fidelity Investments before retiring from the firm in 2009. Having joined Fidelity in 1993, he served as the head of the Fixed Income Division, head of Equity Portfolio Management and President of Investment Services. While at Fidelity, Mr. Churchill also served as the elected chair of the Board of Governors for the CFA Institute, a 190,000-member association, and from June 2014 to January 2015, he served as interim President and Chief Executive Officer at the CFA Institute. Prior to joining Fidelity, Mr. Churchill served as a Managing Director of Prudential Financial, Inc., as President and Chief Executive Officer of CSI Asset Management, Inc., a subsidiary of Prudential Financial, Inc., and held senior roles at Loomis, Sayles & Company and the Ohio Public Employees Retirement System. Mr. Churchill currently serves on the Board of Trustees and as a member of the Audit Committee of State Street Global Advisors SPDR ETF Mutual Funds. Mr. Churchill received a B.A from Denison University and an M.B.A. from The Ohio State University Fisher College of Business. We believe that Mr. Churchill's qualifications to serve on our Board of Directors includes his extensive experience in the investment management industry.

Annette Franqui
Audit Committee

Annette Franqui has been a director of the Company since May 2024. Ms. Franqui is a Founding Partner of Forrestal Capital, LLC, a business and investment advisory firm that services the original founding families of Panamerican Beverages ("Panamco"). Previously, she served as the Chief Financial Officer of Panamco and as a Managing Director in the investment banking division of JPMorgan Chase & Co. She currently serves on the boards of directors of OFG Bancorp and Arcos Dorados Holdings Inc. and previously served as a member of the board of directors of AARP as well as its Chair. Ms. Franqui received a B.S. from the Wharton School at the University of Pennsylvania and an M.B.A. from the Stanford University Graduate School of Business. She is also a Chartered Financial Analyst. We believe that Ms. Franqui's qualifications to serve on our Board of Directors include her significant leadership experience from her career in the financial services and investment management industries, including her extensive knowledge of the Latin America region, as well as a track record of service on public company boards.

Jay C. Horgen
President and Chief Executive Officer

Jay C. Horgen is the President and Chief Executive Officer of the Company and joined the Board of Directors in May 2019. Mr. Horgen was appointed President and CEO in 2019, having previously served as Chief Financial Officer from 2011 to 2019, and as Executive Vice President, New Investments prior to 2011. Before joining AMG in 2007, Mr. Horgen founded a private equity firm, Eastside Partners, where he served as a Managing Director. From 1993 to 2005, Mr. Horgen focused on asset management as an investment banker in the Financial Institutions Groups at Merrill Lynch & Co., where he was a Managing Director, and Goldman Sachs & Co. Mr. Horgen received a B.A. in Economics and Mathematics from Yale University. We believe that Mr. Horgen's qualifications to serve on our Board of Directors include his direct knowledge of the Company's strategy and operations through his 18 years of service at the Company, including as President & Chief Executive Officer, and Chief Financial Officer, and his 32 years of extensive experience in the financial services, private equity, and investment management industries.

Director Nominee Biographical Information (cont.)

Félix V. Matos Rodríguez

Compensation Committee; Nominating and Governance Committee

Félix V. Matos Rodríguez has been a director of the Company since January 2021. Dr. Matos Rodríguez is the Chancellor of the City University of New York (CUNY). Prior to his appointment as Chancellor in May 2019, Dr. Matos Rodríguez was president of CUNY's Queens College and of CUNY's Eugenio María de Hostos Community College in the Bronx. Dr. Matos Rodríguez has served as a professor, administrator, and former Cabinet Secretary for the Commonwealth of Puerto Rico. He currently serves as board and executive committee chair of Research Foundation CUNY, co-chair of New York City Regional Economic Development Council, and as chair of the board of directors of the American Council on Education (ACE). Additionally, he serves on the boards of Phipps Houses, the United Way of New York City, and the Association for a Better New York (ABNY), as well as on the steering committee of Research Alliance for New York City Schools. Dr. Matos Rodríguez received a B.A. from Yale University and a doctorate in history from Columbia University. We believe that Dr. Matos Rodríguez's qualifications to serve on our Board of Directors include his long track record as an innovator in both academia and the public sector and his leadership of a large, decentralized human-capital-based organization operating through a network of distinct institutions.

Tracy P. Palandjian

Compensation Committee (Chair); Nominating and Governance Committee

Tracy P. Palandjian has been a director of the Company since March 2012. Ms. Palandjian is the Chief Executive Officer, co-founder, and a member of the Board of Directors of Social Finance, Inc., a national nonprofit and registered investment advisor focused on developing and managing investments that generate social impact and financial return. Prior to establishing Social Finance, Ms. Palandjian served as a Managing Director at The Parthenon Group, a global strategy consulting firm. At Parthenon, she established and led the Nonprofit Practice and consulted to foundations and nonprofit organizations in the U.S. and globally. Prior to Parthenon, Ms. Palandjian worked at McKinsey & Company and at Wellington Management Company, LLP. Ms. Palandjian is currently a member of the Harvard Corporation, and Vice-Chair of the U.S. Impact Investing Alliance. She serves on the Boards of the Barr Foundation, The Boston Foundation, and the Surdna Foundation (and chairs its Investment Committee). Ms. Palandjian is also a member of the American Academy of Arts and Sciences. Ms. Palandjian received an A.B. from Harvard University and an M.B.A. from Harvard Business School. We believe that Ms. Palandjian's qualifications to serve on our Board of Directors include her extensive global financial management, consulting, and advisory experience.

David C. Ryan

Audit Committee; Nominating and Governance Committee

David C. Ryan has been a director of the Company since July 2021. Mr. Ryan is an Advisory Partner of BDT & MSD Partners, a merchant bank with an advisory and investment platform, and serves on the board of Mapletree Investments Pte Ltd., a Singapore-based real estate development, investment, capital, and property management company. He previously served as a corporate advisor to Singapore-based Temasek Holdings, as well as on the boards of ADT Inc. and Tiga Acquisition Corp. Mr. Ryan's 22-year career at Goldman Sachs & Co., where he was a partner, spanned a variety of roles in Asia and the U.S. From 2011 to 2013, he served as President of Goldman Sachs Asia (chairing its management committee) and was a member of the Management Committee of Goldman Sachs & Co. Mr. Ryan received a B.A. from Yale University. We believe that Mr. Ryan's qualifications to serve on our Board of Directors include his substantial global financial services experience, particularly his extensive knowledge of the Asian region.

Loren M. Starr

Audit Committee (Chair)

Loren M. Starr has been a director of the Company since September 2023. Mr. Starr retired from Invesco Ltd. in March 2021, having served as Chief Financial Officer of the company for 15 years, from 2005 to 2020, after which he held an executive advisory role as Invesco's Vice Chair until his retirement. Prior to joining Invesco in 2005, Mr. Starr served as the Chief Financial Officer of Janus Capital Group Inc. from 2001 to 2005, and held senior corporate finance roles with Putnam Investments, Lehman Brothers Inc., and Morgan Stanley & Co. LLC. Currently, he is an independent consultant, and is a Board member of the Nuveen Fund complex. Mr. Starr received a B.A. and B.S. from Columbia University, an M.B.A. from Columbia Business School, and an M.S. from Carnegie Mellon University. We believe that Mr. Starr's qualifications to serve on our Board of Directors include his substantial experience as a senior executive and principal financial officer in the asset management industry, particularly his experience in corporate strategy, mergers and acquisitions, and capital management.

Corporate Governance Matters and Meetings of the Board of Directors and Committees

Board of Directors: The full Board of Directors met six times in 2024. During their service in 2024, each member of the Board of Directors attended an average of 100% of the total number of meetings of the full Board of Directors and all standing committees of the Board of Directors on which such director served. We do not have a formal policy regarding director attendance at our Annual Meeting of Stockholders. One director attended the 2024 Annual Meeting of Stockholders.

At least annually, the Board of Directors evaluates the independence of AMG's directors in light of the standards established by the NYSE. A majority of the Board of Directors must be independent within the meaning of NYSE listing standards. After its most recent evaluation of director independence, the Board of Directors affirmatively determined that seven of our eight director nominees, Lady Alvingham, Mr. Churchill, Ms. Franqui, Dr. Matos Rodríguez, Ms. Palandjian, Mr. Ryan, and Mr. Starr are "independent" for purposes of NYSE listing standards. The Board of Directors made its determinations based upon individual evaluations of these director nominees' employment or board of directors affiliations, compensation history, and any commercial, family, or other relationships with the Company. There were no transactions between any director nominee and the Company for the Board of Directors' consideration in determining the independence of any independent director. Members of the Board of Directors serve as directors, trustees, or in similar capacities (but not as executive officers or employees) for non-profit organizations to which we may make charitable contributions from time to time. Contributions to these organizations did not exceed either $120,000 or 1% of each of those organizations' annual consolidated gross revenues during their last completed fiscal years.

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. Only independent directors, according to NYSE listing standards, serve on these committees. Other members of the Board of Directors may attend committee meetings from time to time at the invitation of the respective committee. Each committee acts pursuant to a written charter adopted by the respective committee. The members and chairs of each committee are set forth above in the table titled "Director Nominee Information: Committee Memberships," and a description of each committee is set forth below.

Audit Committee: Each of the members meets the independence standards applicable to audit committees under the Sarbanes-Oxley Act of 2002 and NYSE listing standards and is an audit committee financial expert, as defined by the SEC. The Audit Committee's purpose is to assist the Board of Directors in oversight of our internal controls and financial statements and the audit process. The Audit Committee held eight meetings during 2024.

Compensation Committee: Each member meets the independence requirements applicable to compensation committees under NYSE listing standards. The Compensation Committee is responsible for overseeing our general compensation policies and establishing and reviewing the compensation plans and benefit programs applicable to our executive officers. In that capacity, the Compensation Committee also administers AMG's incentive plans, and has sole authority to approve the compensation of our named executive officers and the performance goals related to such plans and programs. The Compensation Committee held five meetings during 2024, and conferred on additional occasions throughout the year to discuss changes and enhancements to the executive compensation program.

Nominating and Governance Committee: The Nominating and Governance Committee is primarily responsible for recommending criteria to the Board of Directors for Board and committee membership; identifying and evaluating director candidates; overseeing the annual self-assessment of the Board of Directors and its committees and, in conjunction with the Board Chair, of the Chief Executive Officer; overseeing succession planning related to the roles of Chief Executive Officer and other key executives; and reviewing our Corporate Governance Guidelines at least annually to ensure that we continue to meet best-practice standards in corporate governance. The Nominating and Governance Committee held four meetings during 2024.

Board Composition and Refreshment Process: The Nominating and Governance Committee may solicit director candidate recommendations from a number of sources, including directors, executive officers, and third-party search firms. The Nominating and Governance Committee will consider for nomination any director candidates, including director candidates recommended by our stockholders, who are deemed qualified by the Nominating and Governance Committee in light of the qualifications and criteria for Board of Directors membership described below, or such other criteria as approved by the Board of Directors or a committee thereof from time to time. Stockholder recommendations must be submitted to the Nominating and Governance Committee in accordance with the requirements set forth in the By-laws, including those discussed in the "Other Matters—Stockholder Proposals" section of this Proxy Statement, and any procedures established from time to time by the Nominating and Governance Committee. The Nominating and Governance Committee does not have a specific policy regarding the consideration of stockholder recommendations for director candidates and considers this appropriate because it evaluates recommendations without regard to their source. The Nominating and Governance Committee evaluates any potential conflicts of interest on a case-by-case basis, to the extent they may arise.

The Board of Directors believes that a broad range of perspectives and expertise enhances its overall effectiveness. When considering candidates for directorship, including nominees currently serving as directors of the Company, the Nominating and Governance Committee takes into account a number of factors, including the following qualifications: the nominee must have the highest personal and professional integrity and have demonstrated exceptional ability and judgment and the attributes necessary (in conjunction with the other members of the Board of Directors) to best serve the long-term interests of the Company and its stockholders. The Nominating and Governance Committee does not have a policy regarding diversity in identifying nominees for a directorship, but rather considers differentiation of perspective, experience, and background among the various factors relevant to the consideration of any particular nominee. In addition, the Nominating and Governance Committee reviews from time to time the skills and characteristics necessary and appropriate for directors in light of the then-current composition of the Board of Directors, including the following factors:

Director Candidate Qualifications and Attributes

- Business and leadership experience, including experience managing and growing organizations worldwide

- Knowledge of the financial services industry and, in particular, the asset management industry

- Demonstrated experience with prudent and strategic capital allocation, as we seek to deploy resources to the areas of highest growth and return in our business

- Understanding of organizations, processes, strategy, risk management, and other factors that promote growth

- Understanding of finance and financial reporting processes

- Differentiation in background, perspective, and experience relative to existing independent Directors

The Board of Directors has had the opportunity for meaningful refreshment in recent years. Our 2025 director nominees include four independent directors who have joined the Board since 2021, including a new independent director appointment in each of 2023 and 2024. These additions to the Board followed a rigorous process that included evaluating a significant number of candidates in recent years, a number of whom met with members of the Nominating and Governance Committee and other directors, as well as members of management, as part of our nomination process. This active process is led by the Nominating and Governance Committee and Board Chair, and includes an evaluation of the current composition of the Board in order to focus on candidates with diversified skills and experiences that would enhance the Board's collective capabilities and bring new perspectives. The full Board of Directors considers each candidate's qualifications, and determines whether to nominate a given candidate to serve on the Board.

The current nominees to the Board of Directors comprise individuals with a substantial variety of skills and expertise, as shown in the "Director Nominee Experience and Skills Overview" table above, including with respect to investment management and financial services; international business; government; and not-for-profit organizations. The Nominating and Governance Committee believes it is important to maintain a mix of experienced directors with a deep understanding of the Company and newer directors who bring a fresh perspective. The following are highlights on the composition of AMG's Board of Directors nominees:

Board of Directors Composition

- New Chairs of all Board committees in 2024

- Strong refreshment practices on Committees; new members on all Committees since 2020

- 2025 Board nominees include four new independent directors since 2021, including a new independent director appointment in each of 2023 and 2024

- Transitioned to a non-executive, independent Board Chair in 2020

- Long-tenured independent directors in leadership roles

- Average director nominee age of 61

Succession Planning: The Nominating and Governance Committee has primary responsibility for Chief Executive Officer and other key executive succession planning. Succession planning and executive development are fundamental components of the Board of Directors' governance responsibilities, and are regularly discussed by the Committee with management present as well as in executive sessions.

The Board has demonstrated the depth and effectiveness of its succession planning through periods of organizational evolution. Annually, the independent directors review management succession planning by incorporating feedback from Mr. Horgen and engaging in a full discussion during executive sessions of the Board without management present. The independent directors and Mr. Horgen have continued to focus on developing and expanding the senior management team, to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute its strategy, including as reflected by the 2024 appointments of a new Chief Operating Officer, Chief Financial Officer, and General Counsel.

Board Size: The Nominating and Governance Committee assesses the size and composition of the Board of Directors each year. Consistent with our Corporate Governance Guidelines, the Nominating and Governance Committee believes that the current size of the Board of Directors, eight members, is appropriate given the size and complexity of the Company and the markets in which we operate. The Nominating and Governance Committee will continue to assess the Board's needs and other relevant circumstances, and may change the size or composition of the Board of Directors in the future if it believes that doing so would be in the best interests of the Company and its stockholders.

Executive Sessions of Independent Directors: AMG's independent directors regularly meet in scheduled executive sessions without management present. In accordance with the Corporate Governance Guidelines and the By-laws, Mr. Churchill, the Board Chair, is responsible for calling and chairing the executive sessions. Each committee of the Board also meets without management present, in sessions led by the Chair of the relevant committee.

Board and Committee Self-Assessments and Individual Director Assessments: Regular evaluations of the committees and the full Board of Directors are critical in ensuring the effective functioning of AMG's Board of Directors, including in assessing candidates for directorship. To this end, the Chair of the Nominating and Governance Committee, supported by the Committee, oversees the annual self-assessment of the Board of Directors and of each committee of the Board of Directors. Directors assess performance and consider various structural and procedural matters, including the annual selection process for director nominees and communications and interactions with management generally. The Nominating and Governance Committee periodically reviews the format of the Board of Directors and committee self-assessment processes to ensure that actionable feedback is solicited on the operation of the Board of Directors and director performance. The Nominating and Governance Committee also oversees annual individual director assessments as part of the recommendation process for director nominees. The table below provides a general overview of the annual self-assessment and director assessment processes.

Board and Committee Self-Assessments and Individual Director Assessments	
Questionnaire	• Evaluation questionnaire solicits director feedback on a variety of procedural and substantive topics
Executive Session	• Executive session discussion of Board and committee self-assessments led by the Chair of the Nominating and Governance Committee
Individual Director Assessments	• Individual director assessments support an annual evaluation of the Board's composition to ensure that the Board as a whole continues to reflect the appropriate mix of skills and experience
Board Summary	• Summary of Board and committee self-assessments results presented by the Chair of the Nominating and Governance Committee, followed by a discussion of the full Board
Feedback Incorporated	• Policies and practices updated as appropriate, as a result of director feedback

Chief Executive Officer Evaluation: The Board Chair oversees an annual performance evaluation of our Chief Executive Officer. As part of this assessment, the Board Chair solicits director feedback on a variety of performance considerations. The Board Chair then synthesizes the directors' feedback and discusses the results with our Chief Executive Officer in a one-on-one meeting. The Board Chair reports on the results of the evaluation at an executive session of the Board of Directors.

Director On-Boarding and Training: A new independent director joining the Board of Directors undertakes an orientation program that includes personal briefings by senior management on the Company's operations, strategic plans, financial statements, governance, and key policies and practices. New directors also undergo in-depth training on the work of each committee of the Board of Directors. Throughout their tenure on the Board of Directors, each director is expected to maintain the necessary knowledge and information to perform his or her responsibilities as a director. To assist the directors in understanding the Company and its industry and maintaining the level of expertise required for directors, the Company may, from time to time, offer Company-sponsored continuing education programs or presentations, including sessions on select topics during the annual Board of Directors offsite. Additional training is also provided when a director assumes a leadership role, such as becoming the chair of a committee.

Leadership Structure: The Company follows best practices with respect to the Board's leadership structure, reflecting collective feedback received from stockholders, as well as commentary from proxy advisory firms, over a multi-year period. While the Company does not have a fixed policy with respect to the independence of the Board Chair, the By-Laws provide that if at any time the Board Chair is not affirmatively determined to be independent, the Board must appoint a Lead Independent Director and provide for specific enumerated duties of the Lead Independent Director in that circumstance. In circumstances where the Board Chair is independent (as is the case currently), the Lead Independent Director role is not required. This approach provides for effective checks and balances to ensure the exercise of independent judgment by the Board and the ability of the independent directors to work effectively in the board setting.

The Board regularly reviews the leadership structure, and believes that a non-executive, independent Board Chair is an appropriate and effective leadership structure for the Company at this time. The Board Chair's principal responsibilities include: coordinating the agenda for and chairing Board meetings; serving as a key source of communication between the independent directors and the Chief Executive Officer; ensuring the flow of appropriate information to and among independent directors; leading the annual performance evaluation of the Chief Executive Officer; and coordinating the agenda for and leading executive sessions and meetings of the independent directors. Having previously served in the role from August 2020 through January 2024, Dwight

D. Churchill was appointed Board Chair in January 2025, succeeding Reuben Jeffery III following his retirement from the Board in January 2025. Mr. Churchill's knowledge and participation in the development of the Company's corporate strategy during his service on the Board, together with his extensive management experience outside of the Company, and capacity as a leader, including having previously served as Board Chair, position him as an effective and strong independent Board Chair. In connection with Mr. Churchill's appointment as Board Chair, the Board determined that circumstances warranted his also continuing in his role as Chair of the Nominating and Governance Committee, particularly given his background and institutional knowledge.

Further adding to the refreshment of leadership roles on committees in 2024, in addition to Mr. Churchill's appointment as Chair of the Nominating and Governance Committee, Ms. Palandjian became Chair of the Compensation Committee, and Mr. Starr became Chair of the Audit Committee.

Responsibilities of the Non-Executive, Independent Board Chair

• **Board leadership:** Provides leadership to the Board and to the independent directors, including in executive sessions	• **Board discussion items:** Coordinates the agenda for and chairs Board meetings; works with the CEO and the committee Chairs to propose major discussion items for the Board's approval
• **Liaison between CEO and independent directors:** Regularly meets with the CEO and serves as liaison between the CEO and the independent directors	• **Board governance processes:** In coordination with the Nominating and Governance Committee, guides the Board's governance processes, including identifying and resolving any potential conflicts of interest
• **Executive sessions:** Leads quarterly executive sessions of the Board	• **CEO evaluation:** Leads the annual performance evaluation of the CEO
• **Additional executive sessions:** May call additional meetings of the independent directors as needed	• **Stockholder communications:** Participates in direct communications with AMG's stockholders

The Board of Directors will continue to review its leadership structure, and may change its structure in the future if it believes that doing so would be in the best interests of the Company and its stockholders.

Risk Oversight: It is a key responsibility of our President and Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, our General Counsel, and other members of our senior management team to identify, assess, and manage the Company's risk exposures. The Board of Directors plays an important role in overseeing management's performance of these functions. The Board of Directors has approved the charter of the Audit Committee, which provides that one of the primary responsibilities of the Audit Committee is the discussion of the Company's financial risks and steps management has taken to monitor and control such risks, including with respect to risk assessment and risk management policies. The Audit Committee regularly discusses with management and the Company's independent auditors the Company's risk assessment and risk management processes, including major risk exposures, risk mitigants, and the design and effectiveness of the Company's processes and controls to prevent and detect fraudulent activity. Furthermore, the Audit Committee and the Board of Directors as a whole receive regular reports from management, the internal audit function, and our independent auditors on prevailing material risks and the actions being taken to mitigate them, including reports regarding the Company's business and operations. Management also reports to the Audit Committee and the Board of Directors regarding enhancements made to our risk management processes and controls in light of evolving market, business, regulatory, and other conditions, including those related to sustainability factors.

Corporate Responsibility: We believe that sound corporate citizenship is a key element of our success and that of our Affiliates. We are committed to operating with integrity, contributing to the local communities surrounding our global offices, enhancing our organizational composition, developing our employees, and being thoughtful stewards of natural resources — and supporting these values in our surrounding communities. We are also focused on the security of our data and safeguarding our clients' privacy. The Board of Directors provides oversight of these topics, and is committed to supporting the Company's efforts to operate as a sound corporate citizen. AMG has a cross-functional management committee with oversight responsibility of AMG's policies and operational controls related to these topics. This committee includes members of our executive management team and reports to the Nominating and Governance Committee at least annually. We believe that an integrated approach to business strategy, corporate governance, and corporate citizenship creates long-term value. The below exhibits highlight certain of AMG's policies and initiatives in these areas.

Corporate Governance Practices and Sustainability Highlights

Governance

- Strong focus on corporate governance since AMG's inception, with best practices, including:
  - Non-executive, independent Board Chair with experience serving on all committees
  - Women in leadership roles on the Board
  - No overboarding, consistent with formal policy adopted in 2024
  - Policies to promote long-term director and executive equity ownership
  - Significant Board refreshment since 2021; complete committee Chair refreshment in 2024
  - Majority vote standard in uncontested director elections
  - No staggered Board
  - No "poison pill"
  - Active engagement with shareholders
- Cross-functional management committees are responsible for policies, controls, practices, and initiatives around long-term risks and AMG's interactions with the communities surrounding our offices, especially through corporate philanthropy. These report to the Board regularly, and include members of AMG's senior management team

Cybersecurity and Data Privacy

- AMG maintains privacy policies, management oversight, accountability structures, and technology design processes to protect privacy and personal data, as well as an incident response plan for use in the event of a data breach
- All employees participate in annual cybersecurity training
- AMG's information security program is governed by the Information Security Governance Committee, comprising members of senior management including the Chief Information Officer, which meets regularly and reports to the Board of Directors at least annually

Business Continuity

- Business continuity policies are designed to ensure the safety of AMG's personnel, facilities, and critical business functions in case of natural disasters or other crises creating business disruption

Employee Engagement

- The substantial majority of AMG employees are owners of AMG shares, supporting the Company's core value of ownership mindset
- AMG prioritizes employee engagement through a range of cross-functional, multi-level communication media, including small working group lunches, broad town halls, management offsites, and volunteer activities; 2024 employee engagement score of approximately 90%
- Company-supported funding, time off, and flexible work arrangements for professional development
- Charitable giving and volunteer opportunities offered to AMG employees throughout the year, including gift-matching and volunteer-hour-matching programs
- Executive coaching, leadership training, and sponsored skills and career development programs

Organizational Composition and Equal Employment Opportunity

- Committed to fostering and promoting a work environment in which all of our employees are valued and appreciated for their contributions; AMG seeks to recruit the best people for each role without regard to gender, ethnicity, or other protected traits
- Employee assessment and annual feedback process through a 360-degree review that is both quantitative and qualitative to determine performance, both absolute and relative
- Formal anti-discrimination policies
- Women represent 50% of AMG's current executive officers and nearly half of AMG's employees
- Equal employment opportunity hiring practices, policies, and management of AMG employees
- Anti-harassment policy applicable to AMG employees prohibits hostility or aversion towards individuals in protected categories, and prohibits sexual harassment in any form; the policy details how to report and respond to harassment issues and strictly prohibits retaliation

Corporate Governance Practices and Sustainability Highlights (cont.)

Business Conduct and Ethics Codes

▶ Strong corporate culture that promotes the highest standards of ethics and compliance for AMG's business

▶ AMG's Code of Business Conduct and Ethics applies to all AMG employees and directors and sets forth principles to guide employee and director conduct

Anti-Bribery and Corruption Policies

▶ Policies on political contributions and other restricted payments require AMG's full compliance with all applicable political contribution and anti-corruption laws

▶ Whistleblower hotline available 24/7 for confidential reporting of any suspected violations

Climate Change and Environmental Sustainability

▶ AMG has participated in CDP's Climate Change Disclosure program for eight years

▶ Have completed annual inventory and secured third-party attestation of AMG's greenhouse gas emissions each year since 2018

▶ Achieved medium-term emissions reduction target of 5% in Scope 1 and 2 emissions[1]

▶ Utilizing 100% renewable energy sources at our largest corporate office

▶ Programs to promote the procurement of products and materials that have high concentrations of recycled materials, and evaluation of vendor sustainability practices

▶ Installed electric vehicle charging stations at our largest corporate office and offer charging on a complimentary basis

Community Investment and Engagement

▶ AMG and The AMG Charitable Foundation donate to a variety of non-profit organizations and community programs globally, including meaningful campaigns supporting humanitarian aid globally

▶ Ongoing support of the Sean M. Healey and AMG Center for ALS at Mass General Hospital, to which AMG was a cornerstone donor in 2018

▶ Company-wide giving campaigns support many charities in local communities, and AMG encourages employees to volunteer for, and serve on boards of, non-profit organizations

▶ Fourth annual "AMG Week of Service" held in 2024, with employee participation in hands-on service projects benefiting non-profit organizations and individuals in the communities surrounding our offices globally; virtual and in-person volunteering opportunities are regularly offered to AMG employees and employees of Affiliates

▶ Formal AMG employee gift-matching program; AMG and The AMG Charitable Foundation have donated to more than 900 organizations worldwide, including as a result of a gift-matching program for employees and Board of Directors, as well as a volunteer-hour matching program. AMG also supports the launch of gift-matching programs at Affiliate firms

▶ In 2023, AMG established AMG Gives, a giving program to coordinate, facilitate, and encourage philanthropy by members of senior management, consistent with The AMG Charitable Foundation's mission and areas of charitable focus. Under this program, participating individuals may make recommendations for not-for-profit organizations to receive grants from us, provided that the organizations and grants meet eligibility requirements under applicable company policies. A committee including independent membership undertakes diligence and review procedures for donations and has no obligation to follow recommendations made to us by senior management[2]

The statistics and descriptions of our workforce, policies, and cultural initiatives in respect of our human capital relate to AMG's employees, and not those of our Affiliates, which are independent from AMG and operate autonomously. Through our innovative partnership approach with our Affiliates, each Affiliate's management team retains operational autonomy in managing and operating their business on a day-to-day basis, including with respect to their human capital.

1. *Scope 1 and 2 emissions are calculated in accordance with the Greenhouse Gas ("GHG") Protocol Corporate Accounting and Reporting Standard. Scope 1 emissions are direct GHG emissions that occur from sources that are owned or controlled by the Company and Scope 2 emissions are indirect GHG emissions from the generation of purchased electricity consumed by the Company.*

2. *For 2024, recommendations by our named executive officers resulted in donations under this program to not-for-profit organizations in the following amounts: Mr. Horgen, $250,000; Mr. Wojcik, $150,000; and Ms. Padiyar, $150,000.*

To learn more, please see www.amg.com/responsibility

Cybersecurity and Data Privacy: We have a formal information security program, designed to develop and maintain privacy and data security practices to protect AMG assets and sensitive third-party information, including personal and Affiliate information. This program is governed by a committee comprising members of senior management, including the Company's Chief Information Officer, which meets regularly and reports to the Board of Directors at least annually (the "Information Security Governance Committee"). Members of the Information Security Governance Committee oversee communications with the Board of Directors regarding material cybersecurity incidents and provide the Board of Directors with a summary of any risks from current cybersecurity threats on a regular basis, as well as updates on management's information security program oversight and maintenance activities, and any material changes to AMG's information security practices and procedures. The Board is also regularly provided with cybersecurity educational sessions, including perspectives from external advisors invited to present on current cybersecurity topics.

We recognize the importance of protecting information assets such as the personally identifiable information of our employees, and proprietary business information regarding our Affiliates and their clients, and have adopted policies, management oversight and accountability structures, and technology processes designed to safeguard this information. All of our employees are required to attest annually to our information security policies and participate in regular security awareness training to protect their information and the AMG data and systems to which they have access. These trainings also instruct employees on how to report any potential privacy or data security issues.

Our information security organization comprises internal and external resources designed to identify, protect, detect, mitigate, resolve, and recover from various threats and attacks by malicious actors. We leverage 24x7x365 monitoring tools and services to address the confidentiality, integrity, and availability of AMG assets and data. Regular internal and third-party reviews are performed on our processes and technologies to validate the effectiveness of our privacy and data security controls and safeguards. We monitor industry best practices and developments in data privacy and security and have increased scrutiny of third-party service providers with access to sensitive AMG data, including through security risk assessments at the time of initial contract, periodically as part of our third-party risk management process, and upon detection of an increase in the vendor's risk profile. In addition, we require key providers to meet appropriate security requirements and controls, and we investigate security incidents that have impacted our third-party providers, as appropriate. We work with third-party service providers to proactively assess our information security program and provide us with an industry view of the cyberthreat landscape, in addition to monitoring and supporting our control environment and breach notification processes. We also have our own fully documented proprietary security incident response plan, with defined roles and responsibilities that address notification obligations and incident response procedures in the event of a data security breach. We are dedicated to business continuity and resiliency, and we have documented strategies, policies, and procedures in place designed to protect employee, business, Affiliate, and Affiliate client data in the event of an emergency or natural disaster.

For more information regarding our information security program, please see our 2024 Annual Report on Form 10-K under "Item 1C. Cybersecurity."

Related Person Transaction and Conflicts of Interest Oversight: Pursuant to its charter, the Audit Committee is responsible for reviewing any related person transaction identified by management or other directors. In accordance with this authority, the Committee has determined that there have been no related person transactions requiring disclosure under Item 404(a) of Regulation S-K other than those discussed below under the caption "Other Matters—Related Person Transactions." Each director, officer, and employee of the Company is also subject to our Code of Business Conduct and Ethics, which sets forth guidelines to which AMG's directors, officers, and employees are expected to adhere in the conduct of the Company's business, including with respect to identifying, reporting, and resolving potential or actual conflicts of interest resulting from related person transactions or otherwise.

Policies and Procedures Regarding Related Person Transactions: The Audit Committee must approve all related person transactions under the Company's written policy. A related person transaction is any transaction that is reportable by the Company under paragraph (a) of Item 404 of Regulation S-K in which the Company or one of its wholly owned subsidiaries or majority-owned Affiliates is or will be a participant and the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, any person known to the Company to be a beneficial owner of 5% or more of its voting securities, or an immediate family member of any of the foregoing has or will have a direct or indirect material interest. Pursuant to the policy, potential related person transactions are reported to the General Counsel who evaluates the potential transaction to determine whether it is a potential related person transaction. If it is, the General Counsel reports the potential transaction to the Audit Committee for review. The policy also authorizes the Chair of the Audit Committee to ratify, rescind, or take any such other action required with respect to any related person transaction not previously approved or ratified under the policy that comes to the General Counsel's attention. The policy sets forth the standards of review to be considered in deciding whether to approve or ratify related person transactions.

In addition, the Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include: (i) employment as an executive officer, if the related compensation is approved (or recommended to the Board of Directors for approval) by the Compensation Committee; (ii) any compensation paid to a director if the compensation is consistent with the Company's director compensation policies and is required to be reported in the Company's proxy statement under applicable compensation disclosure requirements; (iii) any transaction with another company at which a related person's only relationship is as (x) an employee (other than an executive officer) or director, (y) beneficial owner of less than 10%, together with such related person's immediate family members, of that company's equity, or (z) in the case of partnerships, a limited partner, if the limited partner, together with such limited partner's immediate family members, has an interest of less than 10% and the limited partner does not hold another position in the partnership, if, in each case, the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenue; (iv) any charitable contribution, grant, or endowment by the Company or the Company's charitable foundation to a charitable organization, foundation, or university at which a related person's only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of such charitable organization's total annual receipts; (v) any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis, such as dividends; (vi) any transaction involving a related person where the rates or charges involved are determined by competitive bids; (vii) indemnification and advancement of expenses made pursuant to the Company's Certificate of Incorporation (as amended, the "Charter") or By-laws, or pursuant to any agreement; and (viii) any service provided by the Company to any related person, provided that such service is in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable services provided to non-related persons.

Insider Trading Policy and Procedures: We maintain an insider trading compliance program consisting of integrated policies, procedures, controls, and practices, that, together, represent our systematic approach to facilitating the oversight, management, and mitigation of insider trading risks across our organization. The foundation of this program is the Company's Insider Trading Policy and Procedures (the "Trading Policy"), which governs the purchase, sale, and/or other disposition of Company securities by AMG's directors, officers, and employees, each partner, officer, and employee of AMG's subsidiaries and Affiliates, as well as by the Company itself. We believe the Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the NYSE listing standards applicable to us. A copy of the Trading Policy was filed as Exhibit 19 to our 2024 Annual Report on Form 10-K.

Prohibition Against Hedging and Pledging Transactions: Pursuant to the Trading Policy, all directors, officers, and employees of the Company and its subsidiaries, including spouses and immediate family members of such persons, are prohibited from engaging in short sales or any other form of hedging transaction involving Company securities, or other transactions resulting in net short exposures, as well as from purchasing Company securities on margin, pledging Company securities as collateral for a loan, or otherwise borrowing against Company securities. We believe our anti-hedging and anti-pledging policies further align our directors' and our officers' interests with those of our stockholders.

Compensation Committee Interlocks and Insider Participation: The members of the Compensation Committee during fiscal year 2024 include those individuals set forth above under "Compensation Committee." No person who served as a member of the Compensation Committee during 2024 has been an officer or employee of the Company or has been involved in any related person transactions. No executive officer of the Company serves on the compensation committee or board of directors of another company that has an executive officer that serves (or served during 2024) on the Company's Compensation Committee or Board of Directors.

Stockholder and Interested Party Communications: Stockholders and other interested parties may communicate directly with the Board of Directors and the Board Chair as follows:

Stockholder Communications		
Board of Directors	Any communications to the full Board of Directors may be directed to Kavita Padiyar, General Counsel and Corporate Secretary of the Company, who would discuss as appropriate with the Board of Directors	Kavita Padiyar Affiliated Managers Group, Inc. 777 South Flagler Drive West Palm Beach, Florida 33401
Board Chair	A stockholder or other interested party may communicate directly with Mr. Churchill, the Board Chair, by sending a confidential letter addressed to his attention	Dwight D. Churchill, Board Chair c/o Affiliated Managers Group, Inc. 777 South Flagler Drive West Palm Beach, Florida 33401

Availability of Corporate Governance Documents: We maintain a Company website that includes, among other items, the Corporate Governance Guidelines; the Code of Business Conduct and Ethics applicable to all directors, officers, and employees; the Code of Ethics applicable to our President and Chief Executive Officer, Chief Financial Officer, and other senior financial officers; and the charters for the Audit, Compensation, and Nominating and Governance Committees. This information is available on the "Investor Relations" section of our website, *www.amg.com*, under "Corporate Governance—Policies, Procedures and Guidelines," or for the Committee charters under "Corporate Governance—Board of Directors," but is not incorporated by reference into this Proxy Statement. If we make any substantive amendment to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to certain executive officers, we are obligated to disclose the nature of such amendment or waiver, the name of the person to whom any waiver was granted, and the date of waiver on our website or in a Current Report on Form 8-K.

Information Regarding Executive Officers of the Company

The name, age (as of April 1, 2025), and positions of each current executive officer, as well as a description of their business experience and past employment during at least the last five years, are set forth below, in addition to that of Mr. Jamal, who recently ceased being an executive officer:

Executive Officer Information		
Name and Position	**Age**	**Biographical Information**
Jay C. Horgen *President and Chief Executive Officer*	54	For the biographical information of Mr. Horgen, see "Information Regarding the Nominees" above.
Thomas M. Wojcik *Chief Operating Officer*	44	Mr. Wojcik is the Chief Operating Officer of the Company. From 2019 to 2024, he served as the Company's Chief Financial Officer. Mr. Wojcik joined AMG in 2019 from BlackRock, Inc., where he served as Chief Financial Officer for Europe, Middle East, and Africa (EMEA), Head of EMEA Strategy, and Global Head of Investor Relations. From 2002 to 2011, Mr. Wojcik worked as an investor at Hunter Global Investors, Durham Asset Management, and Nautic Partners, and as an investment banker in the Financial Institutions Group at Merrill Lynch & Co. Mr. Wojcik received a B.A. in Economics from Duke University, and an M.B.A. from The Wharton School at the University of Pennsylvania.
Rizwan M. Jamal *Managing Director, Affiliate Partnerships*	50	In connection with his forthcoming retirement from the Company, Mr. Jamal, currently Managing Director, Affiliate Partnerships, stepped down from his role as Head of Affiliate Investments and as an executive officer of the Company in the first quarter of 2025. Mr. Jamal had served as Head of Affiliate Investments since October 2021. Prior to joining AMG in 2004, Mr. Jamal worked in the investment banking groups of Goldman Sachs & Co. and Salomon Smith Barney. Mr. Jamal received a B.S. in Finance from Boston College, and a J.D. from Harvard Law School.
Dava E. Ritchea *Chief Financial Officer*	40	Ms. Ritchea is the Chief Financial Officer of the Company. She joined AMG in 2024 from Sculptor Capital Management Inc. ("Sculptor"), which was publicly listed until its acquisition by Rithm Capital Corporation; she served as Sculptor's Chief Financial Officer since 2021, and also served as a member of the firm's Partner Management Committee. Prior to joining Sculptor, Ms. Ritchea served as Chief Financial Officer at Assured Investment Management LLC (formerly known as BlueMountain Capital Management, LLC) from 2017 to 2021. Earlier in her career, Ms. Ritchea served in investment banking and strategy roles at each of Credit Suisse Group AG, Barclays Capital Inc., and Lehman Brothers Inc. Ms. Ritchea received a B.S. in Business Administration from Carnegie Mellon University.
Kavita Padiyar *General Counsel and Corporate Secretary*	42	Ms. Padiyar is AMG's General Counsel and Corporate Secretary, and oversees public company activities, corporate legal matters, and the Company's regulatory, compliance, and human capital functions. Prior to joining AMG in 2011, Ms. Padiyar was a Corporate Associate at Ropes & Gray LLP, focusing on corporate matters, including investment management and debt financing. Ms. Padiyar received a B.A. in English and Sociology from the University of Michigan, and a J.D. from Harvard Law School.



Jay C. Horgen
President and Chief Executive Officer



Thomas M. Wojcik
Chief Operating Officer



Rizwan M. Jamal
Managing Director, Affiliate Partnerships



Dava E. Ritchea
Chief Financial Officer



Kavita Padiyar
General Counsel and Corporate Secretary

COMPENSATION DISCUSSION AND ANALYSIS

This section provides discussion and analysis of our executive compensation program, including the elements of executive compensation, the 2024 compensation results, the rationale and process for reaching these results, and our compensation governance policies. The compensation results discussed are those of our President and Chief Executive Officer, Jay C. Horgen, and the other named executive officers.

The Compensation Committee designs the executive compensation program to align management incentives with long-term stockholder interests, and we have a demonstrated history of integrating shareholder feedback into our executive compensation program for more than a decade. Since 2021, the Committee has determined variable performance-based incentive awards for our named executive officers, based on objective, pre-set financial and strategic metrics, in consultation with our independent compensation consultant, Semler Brossy Consulting Group, LLC (our "Compensation Consultant"), and over the past three years the Committee has continued to integrate shareholder feedback in enhancing the program. The overall result has been a **formulaic compensation program incorporating an objective, quantitative set of metrics increasingly weighted toward financial measures over time, with increasingly long-duration incentive awards to be delivered based on drivers of shareholder value creation in which AMG management plays a critical role.**

In 2024, we continued to make progress in strategically evolving our business by increasing our exposure to secular growth areas and magnifying the growth of our Affiliate partners. We continued to invest in and alongside our Affiliates by collaborating closely to develop attractive products, especially alternative strategies for the U.S. wealth marketplace, in some cases expanding our Affiliates' reach into new geographies and channels, and by seeding and providing strategic support for new product launches. We also meaningfully enhanced our liquidity position and further strengthened our balance sheet, while also returning significant excess capital to shareholders. The results of the 2024 Performance Assessment reflected these achievements and the Company's strong financial performance for the year.

Overview of AMG's Compensation Program Philosophy

The Compensation Committee has structured our executive compensation program over the long term to further several core objectives, which include the following:

- Attracting, retaining, and motivating key members of senior management

- Closely aligning executive compensation with performance and accomplishments for the year and over the long term

- Aligning AMG executives and other employees with shareholders through share ownership

- Focusing executives on long-term performance with equity incentive awards, with a majority of these awards subject to rigorous pre-established performance targets measured over forward multi-year periods

- Compensating executives based on a combination of Company performance—on both a relative and absolute basis—and performance in individual roles

- Avoiding incentives that might encourage excessive risk-taking

- Routinely reviewing and evolving our compensation program to incorporate feedback from stockholders and best practices into our executive compensation program design

These objectives inform the design of our compensation program, which includes the following components:

- Awarding fixed and variable Annual Incentive Compensation in an appropriate mix to align management incentives with shareholder value creation

- Performing market comparisons to ensure that our compensation is in line with that of our Peer Group

- Implementing strong compensation governance practices within a robust corporate governance framework

Compensation Governance Practices

AMG's Board of Directors is committed to maintaining responsible compensation practices, and believes that rewards for the Company's senior leaders should be commensurate with the results they achieve for our stockholders. Our strong governance procedures and practices with respect to employment and compensation include the following:

What we do	What we don't do
• Annual Say-on-Pay vote	• No employment agreements with any NEOs, including the CEO
• Caps on Annual Incentive Compensation for each NEO, including the CEO	• No golden parachute change in control agreements with executives
• Annual cap on independent director equity awards	• No tax reimbursements or gross-ups for perquisites
• Equity ownership guidelines for NEOs and directors, as well as an equity holding policy for NEOs	• No hedging or pledging of AMG securities by directors or officers
• One-year minimum vesting on equity awards	• No option re-pricing or buy-outs of underwater stock options
• Double-trigger vesting upon change in control	• No option grants with exercise price below grant date stock price
• Clawback policies	• No payment of dividends on equity awards prior to vesting
• Mitigation of dilutive impact of equity awards through share repurchases	• No liberal share counting or recycling of shares tendered or surrendered to pay the exercise cost or tax obligation of grants
• Formulaic Performance Assessment scorecard; pre-set objective quantitative metrics drive 100% of the assessment score, with achievement caps on each individual metric	• No "evergreen" equity plan feature
• Significant portion of overall variable compensation is in performance-based equity awards, with delivery tied to the achievement of pre-established performance targets based on key business metrics; majority of total equity awards are performance-based	• No excessive perquisites
• A thorough risk assessment process, as described under "Risk Considerations in our Compensation Program" below	
• Retain an independent compensation consultant	

Shareholder and Proxy Advisory Firm Feedback and Surveys

To ensure that the Board of Directors, including the Compensation Committee, is apprised of stockholder and proxy advisory firm views, we regularly meet with and survey these constituents regarding our executive compensation program. The Compensation Committee recognizes that in enhancing the compensation program, stockholder input has been and continues to be critical for ensuring the continued alignment of management and stockholder interests. As part of this process, we conduct regular outreach initiatives with our largest stockholders throughout the year, and we have a demonstrated history of integrating shareholder feedback into our executive compensation program design. In 2024, 97% of the votes cast by stockholders supported our Say-on-Pay proposal, expressing strong support for our executive compensation program design and its demonstrated linkage of pay-for-performance, as well as the significant integration of shareholder feedback.

As in previous years, shareholder feedback gathered throughout the year was carefully considered, along with input from our Compensation Consultant, as well as commentary from proxy advisory firms, as described in our "2024 Compensation Program Overview and Enhancements" table on page 6.

Policies to Promote Director and Officer Equity Ownership

We believe that equity ownership by AMG's named executive officers and directors aligns their interests with those of our stockholders. AMG has two formal policies designed to promote the long-term accumulation and retention of equity in the Company by executives and directors. The Equity Holding Policy was first implemented in 2019, and together with the Equity Ownership Guidelines, represents an industry-leading set of policies to further cultivate an ownership mindset among senior executives, with direct and substantial alignment with stockholders through ownership of vested, unrestricted shares of AMG stock.

In addition to these formal policies, AMG's directors and executives have demonstrated their commitment to the long-term accumulation and retention of equity through open market purchases of shares of our common stock on multiple occasions. Since his May 2019 appointment, Mr. Horgen has purchased 52,000 shares in the open market and today owns 1.6% of AMG's outstanding common stock. For the shares owned by year since 2022 by our Chief Executive Officer, other named executive officers, and executive officers and current independent directors in the aggregate, please see our "Governance Highlights" section on page 5.

Equity Ownership Guidelines and Holding Policy	

Equity Ownership Guidelines	• Implemented in 2011, AMG's Equity Ownership Guidelines provide that an executive officer or director should own equity in the amount of:
	  – 10x annual base salary in the case of the President and Chief Executive Officer
	  – 7x annual base salary in the case of other named executive officers
	  – 5x base annual fees for service in the case of independent directors
	• Shares underlying outstanding stock options and unearned performance awards are not counted for purposes of meeting these guidelines
	• Executives and directors are strongly encouraged to meet these ownership guidelines within five years of becoming an executive officer, or three years of becoming a director
	• Includes a restriction on selling shares of AMG stock while the equity ownership of the director or executive does not exceed the required level through the accumulation period
	• All named executive officers and directors currently satisfy these Equity Ownership Guidelines to the extent applicable

Equity Holding Policy	• Equity Holding Policy first implemented in 2019 and applies to all named executive officers as well as other members of senior management granted one-time long-term equity awards
	• Imposes additional restrictions on sales of AMG stock
	  – No sales by CEO permitted unless vested, unrestricted shares held exceeds 2x Total Annual Compensation
	  – No sales by non-CEO NEOs permitted unless vested, unrestricted shares held exceeds 1x Total Annual Compensation
	  – Once such holding thresholds are met, policy limits amount of annual sales permitted unless the individual's share ownership is at least 3x Total Annual Compensation, ensuring that management continues to increase, and/or maintain significant, AMG equity ownership over time
	  – Certain one-time awards granted to executive officers are also subject to holding periods under the policy, requiring the awards to be held for six to seven years from the time of grant
	• Total Annual Compensation comprises the total amount of the executive officer's cash compensation (including salary and cash bonus) and equity or other deferred compensation (based on the grant date fair value) received for performance with respect to the year prior to measurement, excluding one-time cash or equity grants
	• Equity eligible for determining compliance includes unrestricted shares of AMG stock, whether acquired through award vesting, option exercises, open market purchases, or otherwise, and excludes unvested awards, undelivered performance awards, unexercised options, and shares surrendered to AMG to satisfy tax withholding obligations or fund the exercise of options or other equity awards

Named Executive Officer Annual Compensation Determination Process and Results

The Compensation Committee's annual compensation determination process begins during Committee meetings early in the performance year and continues throughout the year, with periodic reviews of the Company's financial performance on both a relative and absolute basis, and progress on various strategic objectives, as well as discussions regarding the principles and continuing effectiveness of the compensation program. Our President and Chief Executive Officer may attend such Compensation Committee meetings at the request of the Committee to participate in discussions concerning the compensation of other members of executive management, but does not participate in decisions regarding his own compensation, which occur in executive sessions. In considering whether to retain the Compensation Consultant (Semler Brossy) for assistance with its annual compensation determination process, the Compensation Committee evaluates the Compensation Consultant's independence in accordance with SEC and NYSE rules and has determined that the Compensation Consultant's work does not raise any conflicts. Our Compensation Consultant provides input and advice to the Compensation Committee, and to the Chair of the Committee in particular, at key points throughout the year, and they meet during the year to consider the executive and director compensation of the peer companies set forth in this "Compensation Discussion and Analysis" section (our "Peer Group") and potential structures for incentive awards. The Committee considers the components of the compensation program (including the mix of compensation elements, market-level compensation, and our compensation governance practices) in analyzing the extent to which the program furthers the Committee's objectives of aligning compensation with shareholder value creation while retaining and motivating our executives. As discussed above, the Committee also seeks feedback from stockholders and proxy advisory firms in an ongoing engagement cycle, and takes that feedback into account in both enhancing the compensation program design, as well as in the Committee's final compensation determinations for the year.

For the applicable performance year, through a formulaic process based on objective performance metrics, the Compensation Committee considers the Company's accomplishments during the year and over the long term, on both an absolute basis and relative to our Peer Group, and considers the individual roles of our executive officers, to establish the amount of annual cash bonus and long-term equity incentive awards ("Annual Incentive Compensation") for each executive. The following provides an overview of the outcome of the incentive compensation determination process for our President and Chief Executive Officer and our other named executive officers.

The Compensation Committee sets Target Total Payout amounts for each named executive officer, including for performance year 2024 a target at the median of the CEO compensation of the Peer Group, for the Chief Executive Officer. The result of the quantitative scorecard assessment drives the incentive award payout to each named executive officer, including quantum (for the Chief Executive Officer in 2024, above or below the Peer Group median) and mix across short- and long-term incentive awards. The incentive determination process and ultimate payout structure reflect the Committee's executive compensation program philosophy of closely aligning management incentives with business performance and long-term stockholder interests. Variable performance-based incentive awards account for the substantial majority of Annual Incentive Compensation for each executive – the majority of Annual Incentive Compensation is in the form of equity incentive awards (beginning in performance year 2024, the delivery of 75% of the grant value of these equity incentive awards is tied to the achievement of rigorous pre-established performance targets, compared with 60% in prior years).

Having calculated the results of the Performance Assessment scorecard, the Committee reviewed the output from the weighted average score applied to the target Chief Executive Officer compensation, which produced total incentive compensation awards for 2024 consistent with the design of the plan.



All dollar amounts displayed in the following steps in millions.

1

Review and Set Metric Targets for Quantitative Scorecard Assessment

Metric targets set across nine quantified, objective, and pre-set metrics

The Compensation Committee continued to integrate shareholder feedback to enhance the scorecard assessment and further align incentive pay with objective quantitative metrics related to AMG management's ability to create shareholder value across capital allocation decisions. For performance year 2024, the Compensation Committee implemented a modest revision to further align the quantitative scorecard assessment with long-term returns and business objectives; the Annual Management Fee EBITDA metric was replaced with Annual Adjusted EBITDA to better reflect the growing contribution of performance fee earnings in our business. In addition to this refinement, the Compensation Committee further streamlined the quantitative scorecard assessment to nine metrics, resulting in an increased weighting of metrics based on AMG's financials. The net effect of these changes implemented to refine the scorecard metrics was immaterial. Metric targets were set using an approach consistent with that of the prior year. Beginning in performance year 2023, the Compensation Committee implemented a 50% threshold level for both absolute earnings-related metrics, resulting in Committee-set or natural threshold values applying to 78% of the Performance Assessment scorecard.

2

Determine Peer Group to set NEO Target Payouts along with maximum payout levels

CEO Target Total Payout was set at the Peer Median ($13.3mm); cap on Total Compensation set at $17.5mm (unchanged from prior years)

Non-CEO NEO Target Payouts are informed by peer medians and other benchmarking data, and incorporate individuals' AMG roles and responsibilities; individual caps established by the Compensation Committee

$13.3
CEO Target

$17.5
CEO Maximum

The Compensation Committee regularly reviews our Peer Group to ensure its ongoing relevance throughout the various stages of the Company's growth and development, and to reflect on developments among our peers. In determining the Company's Peer Group on an annual basis, the Compensation Committee applies a principles-based approach in considering both industry- and company-specific dynamics to identify the peers with which we compete for talent, client assets, and stockholder capital. As a result, the Committee focuses on peers within the asset management industry, as well as financial services companies with significant investment management components to their businesses, and does not, for example, include retail or investment banks, brokerage or custodian firms, or insurance companies. The Committee believes that success in the asset management industry, in particular, relies heavily on human talent, given the service-oriented and fee-based business model. In addition, the Compensation Committee recognizes that the companies within our Peer Group vary by business strategy, product concentration, and overall profitability. The nature of the roles of executives also varies by firm. For example, our senior management team has a differentiated skill-set in executing our unique business strategy of engaging in long-term partnerships with outstanding independent, partner-owned investment management firms. The Committee takes Peer Group comparisons into account and also forms its own perspective on appropriate compensation levels, considering additional factors with respect to unique elements of AMG officer roles and responsibilities.

Our Peer Group was revised in 2024 with the removal of Ares, reducing the total number of peers to 12, to reflect AMG's growth, overall changes in the asset management industry, and the business models, size, and scope of our competitors.

The CEO Target Total Payout was set at $13.3 million, the median CEO compensation of the revised Peer Group.

The CEO Target Total Payout increased 20% relative to the prior-year CEO Target Total Payout of $11.1 million, driven by higher compensation for CEOs in the Peer Group. The CEO Target Total Payout would have increased 37% relative to the prior-year amount, had Ares not been removed from the Peer Group.

Current Peer Group ($B)

12 Peers	Market Capitalization as of 12/31/2024
AllianceBernstein Holding L.P.	$10.9
Artisan Partners Asset Management Inc.	3.5
Blue Owl Capital Inc.	36.0
The Carlyle Group Inc.	18.9
Federated Hermes, Inc.	3.3
Franklin Resources, Inc.	10.7
Invesco Ltd.	7.8
Janus Henderson Group plc	6.7
Lazard Ltd.	6.4
TPG Inc.	24.8
Victory Capital Holdings, Inc.	4.2
Virtus Investment Partners, Inc.	1.6
Peer Median	**$7.3**
AMG	**$5.8**

For 2024, Annual Incentive Compensation for our Chief Executive Officer was capped at $17.5 million. The cap was unchanged from that set by the Committee in prior years.

For 2024, the Target Total Payouts set for each other named executive officer was informed by the median of comparable roles at Peer Group companies, other industry benchmark data as advised by the independent Compensation Consultant, and the individual executive's role, responsibilities, and tenure at the Company.

In the case of Mr. Wojcik, Chief Operating Officer, the Target Total Payout reflected his new role and responsibilities as Chief Operating Officer beginning April 1, 2024, including leadership in capital formation and strategic execution in 2024, in addition to serving as Chief Financial Officer through March 2024. Ms. Ritchea joined the Company on April 1, 2024 as Chief Financial Officer, and the Target Total Payout reflected leadership in finance, capital management, and shareholder engagement since joining the Company. Ms. Padiyar was promoted to General Counsel on April 1, 2024, and the Target Total Payout reflected leadership in public company activities and corporate legal and regulatory matters. For Mses. Ritchea and Padiyar, the result of the Performance Assessment was applied to 75% of the total payout of Annual Incentive Compensation, given Ms. Ritchea's hire date and Ms. Padiyar's promotion date. For Mr. Jamal, Head of Affiliate Partnerships during 2024, the total payout of Annual Incentive Compensation reflected leadership in growth investments, across both new and existing Affiliates in 2024, and contemplated his upcoming retirement and reduced role. Consistent with prior years, the Compensation Committee applied a cap on Annual Incentive Compensation for each of our Chief Operating Officer, Head of Affiliate Partnerships, Chief Financial Officer, and General Counsel of $10.0 million.



Calculate Performance Assessment scoring after year-end

Upon completion of annual external audit, Performance Assessment score is finalized via weighted achievement levels of individual metrics (score of 100% implies median performance)

118%

The following table displays the 2024 targets and 2024 actual results for each individual metric considered in the Compensation Committee's scorecard assessment. The scorecard was designed based on financial and strategic metrics that are expected to drive the performance of the business and share price over time. The Committee implemented a cap of 200% on the achievement level of each individual metric in addition to an aggregate cap on compensation. A score above 100% implies a payout above the target level. The final score of 118% incorporated the individual metric caps, and reflected good financial and operating performance for performance year 2024, measured against objective pre-determined targets in areas where management drives shareholder value:

Metrics	Weight	2024 Target	2024 Actual	2024 Score
Annual Adjusted EBITDA ($mm) (Target was +3% vs. prior year result)[1]	11.1 %	$964	$973	101 %
Annual EEPS (Economic Earnings Per Share) (Target was +5% vs. prior year result)[1]	11.1 %	$20.45	$21.36	104 %
EEPS / GAAP EPS as Adjusted Growth Percentile Rank (3-Year Composite, relative to peers)	11.1 %	50 %	77 %	154 %
Total Stockholder Return: Absolute (1-, 3-, and 5-Year Composite)[2]	11.1 %	10 %	12 %	121 %
Total Stockholder Return: Relative (1-, 3-, and 5-Year Composite)[2]	11.1 %	50 %	50 %	100 %
3-Year Rolling Yield on New Affiliate Investments	11.1 %	12 %	14 %	115 %
3-Year Rolling Adjusted Return on Capital	11.1 %	10 %	14 %	145 %
AUM Contribution from Selected Strategic Target Areas	11.1 %	44 %	46 %	104 %
Employee Engagement Score	11.1 %	75 %	89 %	118 %
Total Incentive Comp	**100 %**			**118 %**

1. *2023 actual Annual Adjusted EBITDA was $935.7 million and 2023 actual Annual EEPS was $19.48 per share. Additional information regarding non-GAAP financial performance measures can be found in AMG's 2024 Annual Report on Form 10-K under "Supplemental Financial Performance Measures."*

2. *Composite weights of 30%, 50%, and 20% for 1-year, 3-year, and 5-year return periods, respectively.*

Performance targets used in the Performance Assessment are designed to align management incentives with shareholder value creation, and take into account factors known at the time. Actual results may be impacted by a number of external factors, including macroeconomic factors, market changes, and regulatory or political changes, as well as other factors such as share repurchases and investments in new and existing Affiliates, which may not be anticipated and could significantly impact AMG's business. Financial targets are not intended to be a form of guidance or a prediction of AMG's performance during the performance year or in any future period. See "Forward-Looking Statements." EEPS / GAAP EPS Growth Percentile Rank relative to peers is determined using reported peer data for adjusted EPS or GAAP EPS (further adjusted for amortization expense where applicable) or sell-side estimates dependent on availability at the time of the January meeting of the Compensation Committee for the performance year determination. AUM Contribution from Selected Strategic Target Areas is based on information sourced from Affiliates. Employee Engagement Score pertains to AMG's employees and not those of our Affiliates. Through our innovative partnership approach, each Affiliate's management team retains operational autonomy in day-to-day business management and decisions, including with respect to their human capital. Displayed figures above for 2024 actual results reflect rounded values. Additional information regarding the calculations of these measures is included below under "Summary of Performance Assessment Target Descriptions and Rationale, and 2024 Target Setting Process."

| | **Calculate Annual Incentive Compensation amount** | | **$15.0** |
| **4** | *Apply weighted score of 118% to the Target Total Payout, yielding Annual Incentive Compensation of $15.0mm* | | CEO Incentive Compensation |

The weighted Performance Assessment score of 118% was applied to the Target Total Payout for our President and Chief Executive Officer to produce Annual Incentive Compensation of $15.0 million.

The weighted Performance Assessment score of 118% produced Annual Incentive Compensation of $7.9 million for the Chief Operating Officer. The results for the Chief Financial Officer and General Counsel were $3.6 million and $2.2 million, respectively.

			CEO Incentive Awards
	Formulaically derive Annual Incentive Compensation payouts (cash and equity)		**$6.0** Cash
5	(i) *Determine the mix of cash bonus and total long-term equity incentive awards, using a pre-established tiered formula*		
			$6.7 Perf.-Based Equity
	(ii) *Allocate the equity awards across performance-based and time-based equity awards*		
			$2.2 Time-Based Equity

The final amount of Annual Incentive Compensation for the President and Chief Executive Officer was then allocated between cash bonus and long-term equity awards using a pre-established tiered formula, consistent with that used in prior years, in which the first $5 million in incentive compensation is split as 50% equity and 50% cash, the next $5 million is split as 60% equity and 40% cash, and any incentive compensation thereafter is split as 70% equity and 30% cash. The application of the pre-established tiered formula resulted in a formulaic cash bonus of $6.0 million (40%) and a formulaic equity incentive award amount of $9.0 million (60%) for the President and Chief Executive Officer. This formulaic equity incentive award amount was granted 25% in the form of Long-Term Deferred Equity Awards and 75% in the form of Long-Term Performance Achievement Awards, consistent with the Committee's newly adopted targeted allocations beginning for performance year 2024.

Beginning with performance year 2024, the vesting duration of Long-Term Performance Achievement Awards was increased to four-year cliff-vesting, compared with three-year cliff-vesting in the performance-based equity awards from the prior year. This change, which was coupled with a performance measurement period elongated to four years (from three years), was implemented to further enhance the alignment of executive realized compensation with long-term shareholder value creation. Long-Term Performance Achievement Awards are tied to rigorous, transparent financial targets measured over the four-year measurement period. These Awards are only deliverable if minimum Average ROE levels are met (measured over the applicable performance measurement period). In addition, beginning with performance year 2024, Long-Term Performance Achievement Awards granted included a second metric tied to the achievement of a rigorous 4-Year Cumulative EEPS target. The maximum payout potential for the Long-Term Performance Achievement Awards granted in respect of performance year 2024 is 200%, which would only occur if the maximum levels of each of the Average ROE and Cumulative EEPS targets were achieved.

The Average ROE target range for the 2024 Long-Term Performance Achievement Awards (achievement levels at which 100% of the shares would be delivered) was set at 16–17%, consistent with levels set for 2023. If Average ROE over the measurement periods for such awards is (i) below 10%, no shares underlying the initial award will be issued and distributed; and (ii) between 10% and 22%, a ratable portion between 40% and up to a maximum of 150% of the shares underlying the award will be issued and distributed. The Compensation Committee reviews the Average ROE target at least annually, and recently increased the rigor of the target for awards issued in respect of performance year 2022 as detailed in the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"); this approach was again utilized for the awards issued in respect of performance year 2024, as supplemented by the addition of the metric described below.

The 4-Year Cumulative EEPS target range for the 2024 Long-Term Performance Achievement Awards was set at $88 to $95 per share. If Average ROE over the measurement periods for such awards is at least 10% and 4-Year Cumulative EEPS over the measurement periods for such awards is between $88 and $95, an additional ratable portion of between 25% and 50% of the shares underlying the award will be issued and distributed.

Summary of Performance Assessment Target Descriptions and Rationale, and 2024 Target Setting Process

The following is a summary of the metrics utilized in the Performance Assessment scorecard, including the rationale for including each metric and the methodology used in setting the individual metric targets. In setting the targets for the revised quantitative scorecard during the first half of the year, the Compensation Committee employed a disciplined methodology, relying on informed views of performance expectations.

Incentive Compensation Performance Assessment: Metric Descriptions / Rationale and Target-Setting Methodology		
Metric	**Description / Rationale**	**Target-Setting Methodology**

Annual Adjusted EBITDA	• Key top-line growth metric at AMG tied to the long-term value creation of the business, measuring AMG profit net of interest expense, taxes, and non-cash depreciation amortization — indicates the condition of AMG's Affiliate earnings on an ownership-weighted basis, the efficacy of capital reinvested for growth, and management of corporate expenses
	
	• In performance year 2024, this metric, which includes annual performance fee earnings, replaced Annual Management Fee EBITDA, to better reflect the growing contribution of performance fee earnings in our business
		• Annual growth in Adjusted EBITDA is influenced by the following primary factors:
		  1. Change in market asset levels for the year (time weighted), estimated based on publicly available market composite data ("Beta");
		  2. Relative investment performance by AMG's Affiliates;
		  3. Asset-based fee rates and annual performance fee earnings generation;
		  4. Annual expenses incurred by AMG and certain of our Affiliates;
		  5. AMG's ownership levels across our Affiliate group; and
		  6. Adjusted EBITDA contributed by new Affiliate investments
		
		• For performance year 2024, the Committee adopted a target of +3% growth relative to reported Adjusted EBITDA for 2023
		
		• We believe that the resulting target is a rigorous metric given that the year-over-year change in Adjusted EBITDA is reflective of management's execution against its strategy (described above) and regardless of the impact of Beta on AMG's business across a range of reasonable market outcome scenarios
		
		• Beginning in 2023, a minimum threshold was included in measuring this metric, set at 50% of the target, and below which the metric would result in 0% achievement

Annual Economic Earnings per Share (EEPS)	• Most comprehensive measure of overall earnings contribution on a per-unit basis; please refer to AMG's most recent Annual Report on Form 10-K for a full definition • Incorporates aggregate condition of Affiliates, corporate expenses, capital structure, tax exposure, and the full weight of capital allocation decisions (deployment of capital into growth investments and share repurchases)	• EEPS is a key non-GAAP performance metric • Annual growth in EEPS is influenced by similar principal factors that affect Adjusted EBITDA (see #s 1-6 above) and also includes the impact of taxes, interest expense, and share repurchases • For performance year 2024, the Committee adopted a target of +5% growth relative to the prior-year actual achievement, consistent with the approach for performance year 2023 • We believe that the resulting EEPS target is a rigorous metric given that the year-over-year change in EEPS is reflective of management's execution against its strategy, regardless of the impact of Beta on AMG's business across a range of reasonable market outcome scenarios • Beginning in 2023, a minimum threshold was included in measuring this metric, set at 50% of the target, and below which the metric would result in 0% achievement

Incentive Compensation Performance Assessment: Metric Descriptions / Rationale and Target-Setting Methodology (cont.)

Metric	*Description / Rationale*	*Target-Setting Methodology*
Relative Earnings Growth: Percentile Rank	• Relative growth ranking vs. Peer Group across GAAP EPS and EEPS (equally-weighted); relative metric reduces impact of macro factors • EEPS is one of AMG's key performance metrics, but must be calculated by us for certain peers that do not disclose a comparable metric. Given that all public companies must report under GAAP, diluted GAAP EPS is included in the composite metric, enhancing conformity across the Peer Group. Idiosyncratic issues across each metric are offset by equally weighting EEPS vs. GAAP EPS; short-term anomalies are offset by comparing across a 3-year period	• Target for AMG's relative growth ranking vs. Peer Group across GAAP EPS and EEPS (equally-weighted) is the peer median (50th percentile); a score of 100% indicates median performance • Given this is a relative metric, minimum threshold for this metric of 0% based on relative ranking with Peer Group and maximum score capped at 200%
Absolute TSR	• TSR metrics directly link Performance Assessment with shareholder investment experience • Absolute metric accounts for AMG's unique exposures that are not captured in the Peer Group • 1- / 3- / 5-year composites (with 30% / 50% / 20% weights, respectively) recognize annual performance while also aligning incentives with longer-term stockholder return	• Target for the Absolute TSR, Annualized, metric (1-, 3-, and 5-Year Composite) was set at 10%, given cost of capital estimated utilizing the Capital Asset Pricing Model ("CAPM"), including assumptions for the risk-free rate, equity risk premium, and long-term beta • Minimum threshold set if composite performance falls below 0% for measurement period
Relative TSR	• TSR metrics directly link Performance Assessment with shareholder investment experience • Relative metric provides comparability with Peer Group and mitigates macro impact(s) on individual stocks' return • 1- / 3- / 5-year composites (with 30% / 50% / 20% weights, respectively) recognize annual performance while also aligning incentives with longer-term stockholder return	• Target for the Relative TSR, Annualized, metric (1-, 3-, and 5-Year Composite) was set at the peer median (50th percentile); a score of 100% indicates median performance • Given this is a relative metric, minimum threshold for this metric of 0% based on relative ranking with Peer Group and maximum score capped at 200%
Average Annualized New Investments Yield: 3-Year	• Measures average pre-tax cash returns on new investments on a 3-year time-weighted basis, therefore indicating efficacy of effort to invest in new Affiliates over the period; 3-year period offsets short-term anomalies • Incents a focus on pricing, structure, and long-term growth potential	• Target pre-tax cost of equity of 12% is estimated utilizing the CAPM, including assumptions for the risk-free rate, equity risk premium, and long-term beta • Minimum threshold set if 3-year annualized yield falls below 0% for measurement period
Average Adjusted Return on Capital: 3-Year	• Time-weighted annual after-tax return on investment from capital deployed over 3-year period across the combination of new investments and share repurchases (together accounting for the significant majority of AMG's discretionary capital decisions) • Incents a disciplined approach to capital allocation across growth investments and share repurchases as management creates shareholder value over time; 3-year period offsets short-term anomalies	• Target after-tax cost of capital of 10% is estimated utilizing the CAPM, including assumptions for the risk-free rate, equity risk premium, long-term beta, and tax rate • Minimum threshold set if 3-year average adjusted return on capital falls below 0% for measurement period
AUM Contribution from Selected Strategic Target Areas	• Measures the notional level of AUM dedicated to select strategic target areas that management has identified as benefiting from structural, long-term secular tailwinds and are therefore focus areas for AMG. The selected strategic target areas include strategies dedicated to private markets, liquid alternatives, and sustainable investment. AMG increasingly participates in these secular growth areas via investments in new Affiliates or collaborating with existing Affiliates in product development or enhancing capabilities; targets are reconsidered annually to ensure appropriate progress is incented over time	• Target set relative to the prior-year contribution level of AMG notional AUM in these strategies
Employee Engagement Survey Score	• Percentage of AMG employees indicating overall job satisfaction in formal annual employee engagement survey, relative to industry benchmark satisfaction rate	• Target set relative to an industry benchmark satisfaction rate

Risk Considerations in our Compensation Program

The Compensation Committee has discussed the concept of risk as it relates to our compensation program with our management team and with our Compensation Consultant. The Compensation Committee does not believe that the goals or the underlying philosophy of our compensation program encourage excessive or inappropriate risk-taking, or create risks that are reasonably likely to have a material adverse effect on the Company.

Throughout our compensation program, compensation is aligned with long-term stockholder interests and increases in shareholder value. The named executive officers' salaries are fixed in amount and typically account for a relatively small minority of their Total Compensation. For 2024, all Annual Incentive Compensation for the Chief Executive Officer and the Chief Operating Officer, and the majority of Annual Incentive Compensation for the Chief Financial Officer and the General Counsel, was determined by applying the result of the Performance Assessment, which links incentive award payouts to pre-established performance targets (with caps on the scoring of individual metrics) to a peer-benchmarked pay target, and the total Annual Incentive Compensation of each named executive officer was subject to a maximum payout. The Compensation Committee also reviews the output of the scorecard and the resulting incentive compensation to ensure that the output is consistent with the design of the plan. The Committee could apply incremental discretion for a variety of factors, including, but not limited to, a result inconsistent with the plan design, factors that arise after establishing the Peer Group, payout targets, and scorecard metrics earlier in the year (no discretion was applied in 2024). Annual Incentive Compensation is then allocated between cash bonus and long-term equity awards using a pre-established tiered formula, resulting in formulaic cash bonus and equity incentive award amounts. In addition, a substantial portion of executive compensation is in the form of equity incentive awards, a majority of which are subject to specific pre-established performance targets, which further aligns executives' interests with those of our stockholders. We believe that these awards do not encourage excessive or inappropriate risk-taking given that the value of the awards is tied to the Company's performance, and the awards are subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term performance.

Clawback Policies

To further ensure the alignment of compensation with long-term performance, we maintain a clawback policy that allows for the recoupment of performance-based compensation from executive officers in the event of a material restatement of our financial results due to a material error within three years of the original reporting. In the event of such occurrence, the Board of Directors will review the facts and circumstances that led to the restatement and will take such actions as deemed necessary and appropriate (such as the possible recoupment of incentive compensation of one or more executive officers).

In addition to the Company's rights of recoupment outlined above, the Board of Directors also adopted the Affiliated Managers Group, Inc. Clawback Policy (the "NYSE Clawback Policy"), effective as of October 16, 2023, in order to comply with the applicable provisions of Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing standards of the NYSE. The NYSE Clawback Policy subjects any incentive-based compensation paid to an executive officer after October 2, 2023 to recoupment if and to the extent the same was paid on the basis of financial results in respect of any of the three most recently completed fiscal years, which results were later restated.

Equity Grant Policy

We grant all equity awards, including stock options, under the terms of an equity grant policy. Pursuant to the policy, we generally grant equity awards to our named executive officers at regularly scheduled meetings of the Compensation Committee in the first quarter, and to directors at regularly scheduled meetings of the Compensation Committee in the first quarter and in the third quarter, although the Committee retains discretion to grant awards at other times during the year. If the date of a Committee approval of an equity grant falls within a regularly scheduled quarterly blackout period under the Trading Policy, the awards will not become effective and are not priced until the closing of the last day of the blackout period following the public release of our earnings results for the prior quarter and/or year, as applicable. In all other cases, the effective grant date of any equity awards will be the date of the relevant Committee meeting or written consent.

We do not have any program, plan, or practice to time equity awards to employees or directors in coordination with the release of material non-public information.

Tax Deductibility of Compensation

The availability of tax deductions for cash and equity compensation is one of many factors that the Compensation Committee considers in designing a compensation program that is intended to attract and retain executive talent and to reward our named executive officers for their contributions to the success of the Company.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1 million paid to any "covered employee" of a publicly held corporation (generally the corporation's chief executive officer, chief financial officer, and its next three most highly compensated executive officers, in the year that the compensation is paid). The Compensation Committee is committed to maintaining a compensation program and establishing compensation levels that take tax consequences into account, and will continue to consider these issues, while prioritizing a focus on attracting and retaining executive talent and aligning management incentives with long-term stockholder interests.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with our management team. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this Proxy Statement.

TRACY P. PALANDJIAN, *CHAIR*
DWIGHT D. CHURCHILL
FÉLIX V. MATOS RODRÍGUEZ

EXECUTIVE COMPENSATION TABLES

The following tables provide information regarding the compensation arrangements for the years indicated with respect to the Company's Chief Executive Officer, Chief Financial Officer, and other executive officers during the fiscal year ended December 31, 2024 (collectively, the "named executive officers").

Equity awards granted in March 2025 in recognition of performance during fiscal year 2024 do not appear in the following Summary Compensation Table or the Grants of Plan-Based Awards table because SEC rules require equity awards to be reported in these tables in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. For information on the equity awards granted in March 2025 in recognition of 2024 performance, please refer to the discussion in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)[1]	Stock Awards ($)	All Other Compensation ($)[2]	Total ($)
Jay C. Horgen	2024	750,000	5,986,000	6,226,000 [3]	68,846	13,030,846
President and Chief Executive Officer	2023	750,000	4,811,000	8,990,000 [4]	66,823	14,617,823
	2022	750,000	5,995,000	6,925,000 [5]	73,212	13,743,212
Thomas M. Wojcik[6]	2024	500,000	3,441,000	2,539,000 [3]	28,845	6,508,845
Chief Operating Officer	2023	500,000	2,526,000	3,501,000 [4]	23,640	6,550,640
	2022	500,000	3,167,000	2,950,000 [5]	32,140	6,649,140
Rizwan M. Jamal[7]	2024	500,000	1,750,000	2,539,000 [3]	38,372	4,827,372
Managing Director, Affiliate Partnerships	2023	500,000	2,526,000	3,539,000 [4]	32,670	6,597,670
	2022	500,000	3,193,000	4,250,000 [5]	41,170	7,984,170
Dava E. Ritchea[8]	2024	375,000	1,594,000	3,500,000 [8]	6,883	5,475,883
Chief Financial Officer						
Kavita Padiyar[9]	2024	456,250	857,000	577,500 [3]	32,265	1,923,015
General Counsel and Corporate Secretary						

---

(1)   For 2024, amounts represent performance-based cash bonuses awarded in recognition of performance in 2024, determined using the Performance Assessment scorecard and framework, applying a formulaic score to Target Total Payout levels set based on peer benchmarking, and allocating between cash bonus and long-term equity awards using a pre-established tiered formula, as more fully described in the "Compensation Discussion and Analysis" section of this Proxy Statement. For Mses. Ritchea and Padiyar, the result of the Performance Assessment was applied to 75% of respective Target Total Payout levels, given Ms. Ritchea's hire date and Ms. Padiyar's promotion date.

(2)   For 2024, "All Other Compensation" consisted of (i) contributions to a 401(k) profit-sharing or similar pension plan in the amount of $20,700 on behalf of Mr. Horgen, Mr. Wojcik, Mr. Jamal, and Ms. Padiyar, (ii) medical benefits and life and long-term disability insurance premiums with respect to each named executive officer, and (iii) tax preparation services with respect to each named executive officer. The Company does not provide tax reimbursements for any perquisite. The Company's executive officers may invest from time to time in Affiliate funds or products under arrangements described in "Other Matters – Related Person Transactions" at no incremental cost to the Company.

(3)   Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the Company's 2020 Equity Incentive Plan (the "2020 Stock Plan") in March 2024 in recognition of performance in 2023: (i) 2023 Long-Term Deferred Equity Awards granted to Mr. Horgen, Mr. Wojcik, Mr. Jamal, and Ms. Padiyar with grant date fair values of $2,490,000, $1,020,000, $1,020,000, and $346,500, respectively, and (ii) 2023 Long-Term Performance Achievement Awards granted to Mr. Horgen, Mr. Wojcik, Mr. Jamal, and Ms. Padiyar with grant date fair values of $3,736,000, $1,519,000, $1,519,000, and $231,000, respectively. The portions of the 2023 Long-Term Performance Achievement Awards that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE, as defined in "2024 Compensation Program Overview and Enhancements" on page 6, over a three-year measurement period ending on December 31, 2026. If Average ROE is below 10% for the measurement period, no shares underlying the initial award will be issued and distributed. If Average ROE is between 10% and 22% for the measurement period, a ratable portion between 40% and up to a maximum of 150% of the shares underlying the award will be issued and distributed, with 100% of the shares underlying the initial award issued and distributed if an Average ROE of between 16% and 17% is achieved. The grant date fair value of the 2023 Long-Term Performance Achievement Awards assumes that the midpoint level of Average ROE will be achieved. For details on the assumptions made in the valuation of these and the other awards described herein, see the "Share-Based Compensation" note to the Consolidated Financial Statements included in the Company's 2024 Annual Report on Form 10-K.

(4) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2020 Stock Plan in March 2023 in recognition of performance in 2022: (i) 2022 Long-Term Deferred Equity Awards granted to Mr. Horgen, Mr. Wojcik, and Mr. Jamal with grant date fair values of $3,147,000, 1,225,000, and $1,239,000, respectively, (ii) 2022 Long-Term Performance Achievement Awards (three-year cliff vesting) granted to Mr. Horgen, Mr. Wojcik, and Mr. Jamal with grant date fair values of $2,921,500, $1,138,000, and $1,150,000, respectively, and (iii) 2022 Long-Term Performance Achievement Awards (five-year cliff vesting) granted to Mr. Horgen, Mr. Wojcik, and Mr. Jamal with grant date fair values of $2,921,500, $1,138,000, and $1,150,000, respectively. The portions of each of the 2022 Long-Term Performance Achievement Awards (three-year cliff vesting) and the 2022 Long-Term Performance Achievement Awards (five-year cliff vesting) that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE over a three-year measurement period ending on December 31, 2025, and over a five-year measurement period ending on December 31, 2027, respectively. If Average ROE is below 10% for each of the three- or five-year measurement periods, no shares underlying the applicable initial award will be issued and distributed. If Average ROE is between 10% and 22% for each of the three- or five-year measurement periods, a ratable portion between 40% and up to a maximum of 150% of the shares underlying the applicable initial award will be issued and distributed, with 100% of the shares underlying the applicable initial award issued and distributed if an Average ROE of between 16% and 17% is achieved. The grant date fair value of each of the 2022 Long-Term Performance Achievement Awards (three-year cliff vesting) and 2022 Long-Term Performance Achievement Awards (five-year cliff vesting) assumes that the midpoint level of Average ROE will be achieved.

(5) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2020 Stock Plan in March 2022 in recognition of performance in 2021: (i) 2021 Long-Term Deferred Equity Awards granted to Mr. Horgen, Mr. Wojcik, and Mr. Jamal with grant date fair values of $2,770,000, $1,180,000, and $1,700,000, respectively, and (ii) 2021 Long-Term Performance Achievement Awards granted to Mr. Horgen, Mr. Wojcik, and Mr. Jamal with grant date fair values of $4,155,000, $1,770,000, and $2,550,000, respectively. The portions of the 2021 Long-Term Performance Achievement Awards that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE over a three-year measurement period ending on December 31, 2024. If Average ROE is below 10% for the measurement period, no shares underlying the initial award will be issued and distributed. If Average ROE is between 10% and 25% for the measurement period, a ratable portion between 20% and up to a maximum of 150% of the shares underlying the award will be issued and distributed, with 100% of the shares underlying the initial award issued and distributed if an Average ROE of between 18% and 20% is achieved. The grant date fair value of the 2021 Long-Term Performance Achievement Awards assumes that the midpoint level of Average ROE will be achieved.

(6) Mr. Wojcik served as our Chief Financial Officer through March 2024, before transitioning to the role of Chief Operating Officer as of April 1, 2024.

(7) In connection with his forthcoming retirement from the Company, Mr. Jamal stepped down from his role as Head of Affiliate Investments and as an executive officer of the Company in the first quarter of 2025. Mr. Jamal remains with the Company as Managing Director, Affiliate Partnerships.

(8) Ms. Ritchea joined the Company in April 2024 and, therefore, no compensation is included in the tables for years prior to 2024. In May 2024, Ms. Ritchea received the following one-time retention and make-whole awards granted under the 2020 Stock Plan in connection with the commencement of her employment: (i) Initial Long-Term Performance Achievement Award (three-year cliff vesting) with a grant date fair value of $2,625,000 and (ii) Initial Long-Term Performance Achievement Award (five-year cliff vesting) with a grant date fair value of $875,000. The portions of each of the Initial Long-Term Performance Achievement Award (three-year cliff vesting) and the Initial Long-Term Performance Achievement Award (five-year cliff vesting) that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE over a three-year measurement period ending on December 31, 2026, and over a five-year measurement period ending on December 31, 2028, respectively. If Average ROE is equal to or less than 11% for each of the three- or five-year measurement periods, 50% of the shares underlying the applicable initial award will be issued and distributed. If Average ROE is between 12% and 22% for each of the three- or five-year measurement periods, a ratable portion between 60% and up to a maximum of 150% of the shares underlying the applicable award will be issued and distributed, with 100% of the shares underlying the applicable initial award issued and distributed if an Average ROE of between 16% and 17% is achieved. The grant date fair value of each of the Initial Long-Term Performance Achievement Award (three-year cliff vesting) and the Initial Long-Term Performance Achievement Award (five-year cliff vesting) assumes that the midpoint level of Average ROE will be achieved.

(9) Ms. Padiyar was first designated an executive officer of the Company in April 2024 and, therefore, no compensation is included in the tables for years prior to 2024.

Grants of Plan-Based Awards in Fiscal Year 2024

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jay C. Horgen	—	—	5,267,534	6,525,000	—	—	—	—	—
	3/5/2024 (2)	—	—	—	—	—	—	15,702	2,490,000
	3/5/2024 (3)	—	—	—	—	23,559	35,339	—	3,736,000
Thomas M. Wojcik	—	—	2,961,689	4,300,000	—	—	—	—	—
	3/5/2024 (2)	—	—	—	—	—	—	6,432	1,020,000
	3/5/2024 (3)	—	—	—	—	9,579	14,369	—	1,519,000
Rizwan M. Jamal	—	—	1,750,000	4,300,000	—	—	—	—	—
	3/5/2024 (2)	—	—	—	—	—	—	6,432	1,020,000
	3/5/2024 (3)	—	—	—	—	9,579	14,369	—	1,519,000
Dava E. Ritchea	—	—	1,375,000	4,300,000	—	—	—	—	—
	5/6/2024 (4)	—	—	—	—	16,695	25,043	—	2,625,000
	5/6/2024 (5)	—	—	—	—	5,565	8,348	—	875,000
Kavita Padiyar	—	—	725,000	4,300,000	—	—	—	—	—
	3/5/2024 (2)	—	—	—	—	—	—	2,185	346,500
	3/5/2024 (3)	—	—	—	—	1,457	2,186	—	231,000

(1) Represents the range of performance-based cash bonus opportunities for performance year 2024. The amounts presented above are calculated using the Performance Assessment scorecard and framework, applying a pre-established tiered formula allocating between cash bonus and long-term equity awards, subject to payout caps, to the overall Target Total Payout, which is set based on peer benchmarking, and the maximum possible Annual Incentive Compensation amount; both amounts are inclusive of all cash and equity compensation. The amounts reported in the (i) "Target" sub-column reflect the application of an assumed Performance Assessment score of 100% and (ii) "Maximum" sub-column reflect the application of individual payout caps. Actual amounts earned for performance in 2024 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above. AMG's Annual Incentive Compensation determination process is more fully described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(2) Represents 2023 Long-Term Deferred Equity Awards granted in March 2024 under the 2020 Stock Plan in recognition of performance in 2023, vesting in four equal installments on March 5, 2025, 2026, 2027, and 2028, subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability, Retirement, or certain terminations of employment in connection with a change in control. To be eligible for "Retirement," the named executive officer must (a) have completed at least 120 months (10 years) of service, provided that if the individual has reached the age of 60 years, such service requirement shall be reduced to 96 months (8 years) of service, and (b) have a number of completed months of service plus age in months that, when summed, equals at least 780 months (65 years). Upon Retirement, qualifying awards continue to vest post-termination in accordance with the original schedule, subject to any applicable performance conditions and compliance with certain covenants). The grant date fair value has been computed in accordance with FASB ASC Topic 718.

(3) Represents 2023 Long-Term Performance Achievement Awards granted in March 2024 under the 2020 Stock Plan in recognition of performance in 2023, vesting in full on March 5, 2027, subject to continued employment through the vesting date (with certain limited exceptions in the case of death, disability, Retirement, certain terminations of employment in connection with a change in control, or terminations of employment other than for cause or by the employee for good reason). As further described in the Summary Compensation Table above, the number of shares of common stock of the Company underlying each 2023 Long-Term Performance Achievement Award that may be issued and distributed for each restricted stock unit is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE over a three-year measurement period ending on December 31, 2026. The grant date fair value has been computed in accordance with FASB ASC Topic 718, and assumes that the midpoint level of Average ROE will be achieved.

(4) Represents the Initial Long-Term Performance Achievement Award (three-year cliff vesting) granted in May 2024 under the 2020 Stock Plan in connection with the commencement of Ms. Ritchea's employment with the Company, vesting in full on March 5, 2027, subject to continued employment through the vesting date (with certain limited exceptions in the case of death, disability, certain terminations of employment in connection with a change in control, or terminations of employment other than for cause or by the employee for good reason). As further described in the Summary Compensation Table above, the number of shares of common stock of the Company underlying the Initial Long-Term Performance Achievement Award (three-year cliff vesting) that may be issued and distributed for each restricted stock unit is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE over a three-year measurement period ending on December 31, 2026. The grant date fair value has been computed in accordance with FASB ASC Topic 718, and assumes that the midpoint level of Average ROE will be achieved.

(5) Represents the Initial Long-Term Performance Achievement Award (five-year cliff vesting) granted in May 2024 under the 2020 Stock Plan in connection with the commencement of Ms. Ritchea's employment with the Company, vesting in full on March 5, 2029, subject to continued employment through the vesting date (with certain limited exceptions in the case of death, disability, certain terminations of employment in connection with a change in control, or terminations of employment other than for cause or by the employee for good reason). As further described in the Summary Compensation Table above, the number of shares of common stock of the Company underlying the Initial Long-Term Performance Achievement Award (five-year cliff vesting) that may be issued and distributed for each restricted stock unit is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average ROE over a five-year measurement period ending on December 31, 2028. The grant date fair value has been computed in accordance with FASB ASC Topic 718, and assumes that the midpoint level of Average ROE will be achieved.

Outstanding Equity Awards at 2024 Fiscal Year-End

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)[3]	Market or Payout Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares of Stock That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market Value of Unearned Shares of Stock That Have Not Vested ($)
Jay C. Horgen	300,000	—	74.49	8/15/2026	91,871	16,988,785	59,905	11,077,633
Thomas M. Wojcik	170,645	—	74.49	8/15/2026	38,760	7,167,499	23,737	4,389,446
Rizwan M. Jamal	—	—	—	—	49,878	9,223,440	23,887	4,417,184
Dava E. Ritchea	—	—	—	—	—	—	22,260	4,116,319
Kavita Padiyar	—	74,085	73.81	3/3/2027	9,153	1,692,573	3,074	568,444

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(1) Represents Alignment Options pursuant to the Long-Term Equity Alignment Awards granted in August 2019 under the Company's 2011 Stock Option and Incentive Plan (the "2011 Plan"), which vested on August 15, 2024.

(2) Represents options granted under the 2011 Plan on March 3, 2020, vesting on March 3, 2025, the exercise of which is subject to the Company's level of achievement measured against pre-established performance targets measuring Average ROE over a five-year measurement period ending on December 31, 2023. If Average ROE is between 12% and 20% or above for such measurement period, a ratable portion between 50% and up to a maximum of 150% of the shares underlying the award will be eligible for exercise, with 100% of the shares underlying the award becoming eligible for exercise if a midpoint of 16% Average ROE is achieved for the measurement period. If Average ROE is equal to or less than 12% for the measurement period, 50% of the shares underlying the award will be eligible for exercise. Any portion of the award that will not be delivered following the five-year performance period will be forfeited. The number of shares underlying the options presented in this column reflects the Company's actual level of performance achieved relative to the pre-established targets.

(3) Represents the following awards of restricted stock units: (i) 2023 Long-Term Deferred Equity Awards granted under the 2020 Stock Plan in March 2024, vesting in four equal installments on March 5, 2025, 2026, 2027, and 2028, (ii) 2022 Long-Term Deferred Equity Awards granted under the 2020 Stock Plan in March 2023, vesting in four equal installments on March 5, 2024, 2025, 2026, and 2027, (iii) 2021 Long-Term Deferred Equity Awards granted under the 2020 Stock Plan in March 2022, vesting in four equal installments on March 5, 2023, 2024, 2025, and 2026, (iv) 2020 Long-Term Deferred Equity Awards granted under the 2020 Stock Plan in March 2021, vesting in four equal installments on March 5, 2022, 2023, 2024, and 2025, and (v) 2021 Long-Term Performance Achievement Awards granted under the 2020 Stock Plan in March 2022, vesting in full on March 5, 2025, with the portion of such awards eligible to vest determined based on the Company's Average ROE during the three-year measurement period ending on December 31, 2024, measured against pre-established performance targets. See the Summary Compensation Table for additional details, including relevant performance conditions for the 2021 Long-Term Performance Achievement Awards. The number and market value of shares of stock that have not yet vested underlying the 2021 Long-Term Performance Achievement Awards presented above reflects the Company's actual level of performance achieved relative to the pre-established targets. For each of these awards, vesting is subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability, Retirement, certain terminations of employment in connection with a change in control, and in the case of the 2021 Long-Term Performance Achievement Awards, terminations of employment other than for cause or by the employee for good reason). These awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period or any performance conditions are not satisfied.

(4) Represents the following awards of restricted stock units: (A), for each named executive officer other than Ms. Ritchea, (i) 2023 Long-Term Performance Achievement Awards granted under the 2020 Stock Plan in March 2024, vesting in full on March 5, 2027, with the portion of such awards eligible to vest determined based on the Company's Average ROE during the three-year measurement period ending on December 31, 2026, measured against pre-established performance targets, and (ii) 2022 Long-Term Performance Achievement Awards (three-year cliff vesting) granted under the 2020 Stock Plan in March 2023, vesting in full on March 5, 2026, with the portion of such awards eligible to vest determined based on the Company's Average ROE during the three-year measurement period ending on December 31, 2025, measured against pre-established performance targets; (B), for each named executive officer other than Mses. Ritchea and Padiyar, 2022 Long-Term Performance Achievement Awards (five-year cliff vesting) granted under the 2020 Stock Plan in March 2023, vesting in full on March 5, 2028, with the portion of such awards eligible to vest determined based on the Company's Average ROE during the five-year measurement period ending on December 31, 2027, measured against pre-established performance targets; and (C), for Ms. Ritchea, (x) the Initial Long-Term Performance Achievement Award (three-year cliff vesting) granted under the 2020 Stock Plan in May 2024, vesting in full on March 5, 2027, with the portion of such award eligible to vest determined based on the Company's Average ROE during the three-year measurement period ending on December 31, 2026, measured against pre-established performance targets, and (y) the Initial Long-Term Performance Achievement Award (five-year cliff vesting) granted under the 2020 Stock Plan in May 2024, vesting in full on March 5, 2029, with the portion of such award eligible to vest determined based on the Company's Average ROE during the five-year measurement period ending on December 31, 2028, measured against pre-established performance targets. As of December 31, 2024, the achievement of the relative performance targets for these awards had not yet been determined. For each of these awards, vesting is subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability, certain terminations of employment in connection with a change in control, or terminations of employment other than for cause or by the employee for good reason, and in the case of the 2023 Long-Term Performance Achievement Awards, the 2022 Long-Term Performance Achievement Awards (three-year cliff vesting), and the 2022 Long-Term Performance Achievement Awards (five-year cliff vesting), Retirement). Each of these awards participates

in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period or any performance conditions are not satisfied. See the Summary Compensation Table for additional details regarding these awards and relevant performance conditions. For purposes of calculating the number and market value of unearned shares of stock that have not yet vested in the above table, consistent with the grant date fair value determinations, the calculations assume that the midpoint performance level is achieved for each of these awards.

Option Exercises and Stock Vested in Fiscal Year 2024

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)[2]**	**Value Realized on Vesting ($)[3]**
Jay C. Horgen	300,000	30,078,000	41,170	6,487,268
Thomas M. Wojcik	202,500	20,466,150	21,726	3,426,392
Rizwan M. Jamal	428,807	41,920,172	22,201	3,504,381
Dava E. Ritchea	—	—	—	—
Kavita Padiyar	—	—	7,634	1,202,527

(1) Reflects the aggregate value realized upon the exercise of options in 2024. The exercise price of the options was $74.49, which was equal to the fair market value of a share of the Company's common stock on the applicable date of grant.

(2) Reflects the portions vested in 2024 of the following awards of restricted stock units: (i) 2022 Long-Term Deferred Equity Awards granted in March 2023 under the 2020 Stock Plan, (ii) 2021 Long-Term Deferred Equity Awards granted in March 2022 under the 2020 Stock Plan, (iii) 2020 Long-Term Deferred Equity Awards granted in March 2021 under the 2020 Stock Plan, (iv) 2020 Long-Term Performance Achievement Awards granted in March 2021 under the 2020 Stock Plan (150% of such awards, reflecting the maximum level of performance achieved relative to the targets), and (v) 2019 Long-Term Deferred Equity Awards granted in March 2020 under both the Company's 2013 Incentive Stock Award Plan (the "2013 Stock Plan") and Deferred Compensation Plan (the "Deferred Compensation Plan"). For Ms. Padiyar, also includes the portion vested in 2024 under the third and final tranche of a performance-based restricted stock unit award granted in March 2020 under the Deferred Compensation Plan (100% of such award, reflecting the maximum level of performance achieved relative to the target).

(3) Represents the value of the portions vested in 2024 of each of the awards listed in footnote (2) above, determined as of the date of vesting.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year	**Summary Compensation Table Total for Principal Executive Officer ("PEO") ($)[1]**	**Compensation Actually Paid to PEO ($)[2]**	**Average Summary Compensation Table Total for Non-PEO Named Executive Officers ("Other NEOs") ($)[3]**	**Average Compensation Actually Paid to Other NEOs ($)[2]**	**TSR (Calculated per Item 201(e) of Reg S-K) ($)**	**Peer Group TSR (Calculated per Item 201(e) of Reg S-K) ($)[4]**	**Net Income ($mm)**	**Company-Selected Measure: EEPS ($)[5]**
2024	13,030,846	33,455,326 [6]	4,683,779	12,622,004 [6]	219	164	740.6	21.36
2023	14,617,823	4,737,760	5,667,535	11,365	180	144	906.1	19.48
2022	13,743,212	12,828,824	5,648,688	5,767,013	188	123	1,388.1	20.02
2021	9,063,156	50,596,284 [6]	3,960,965	20,158,091 [6]	195	142	890.1	18.05
2020	7,632,026	19,261,190	2,346,688	4,431,940	121	114	427.0	13.30

(1) For each of 2024, 2023, and 2022, represents the total compensation as reported in the Summary Compensation Table included in this Proxy Statement for Mr. Horgen, the Company's President and Chief Executive Officer. For 2021 and 2020, represents the total compensation as reported in the Summary Compensation Table for Mr. Horgen in the 2023 Proxy Statement.

(2) "Compensation Actually Paid" represents a calculation of compensation under SEC rules that differs significantly from the Summary Compensation Table presentation of compensation, as well as from the way in which the Compensation Committee views annual compensation decisions, as discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement. The figures reported in this column do not reflect the actual amount of compensation earned by or paid to Mr. Horgen and the Other NEOs during the applicable calendar year or for the applicable performance year. To calculate "Compensation Actually Paid to PEO" and "Average Compensation Actually Paid to Other NEOs," the below adjustments were made to total compensation as reported in the Summary Compensation Table. The adjustments were calculated according to the prescribed method determined by the SEC for the calculation of Compensation Actually Paid for the periods presented. For equity awards with performance-based vesting conditions, fair value as of the applicable year-end is based on the probable outcome of such conditions as of year-end. There were no other assumptions made in the valuation of equity awards that differ materially from those disclosed at the time of grant.

Year	Summary Compensation Table Total ($)	Less Reported Value of Equity Awards for the Covered Year ($)	Plus Year-End Fair Value of Outstanding Unvested Equity Awards Granted in the Covered Year ($)	Change in Fair Value as of Year-End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Change in Fair Value as of Year-End of Equity Awards Granted in Prior Years that Vested in the Covered Year ($)	Plus Vesting Date Fair Value of Equity Awards Granted in the Covered Year and that Vested in the Same Year ($)[7]	Deduct Fair Value as of Prior Year-End of Equity Awards that Failed to Meet Applicable Vesting Conditions During the Covered Year ($)	Add Fair Value of Dividends or Other Earnings Paid on Stock or Option Awards that are not Otherwise Included ($)	Compensation Actually Paid ($)
PEO									
2024 [6]	13,030,846	(6,226,000)	7,260,144	13,055,634	6,328,306	—	—	6,396	33,455,326
2023	14,617,823	(8,990,000)	8,467,709	(8,306,040)	(1,058,423)	—	—	6,691	4,737,760
2022	13,743,212	(6,925,000)	10,277,354	(1,822,612)	(2,453,065)	—	—	8,934	12,828,824
2021 [6]	9,063,156	(3,500,000)	4,753,187	34,957,185	5,421,436	—	(108,850)	10,168	50,596,284
2020	7,632,026	(4,275,000)	6,773,932	9,242,980	(99,356)	—	(93,468)	80,075	19,261,190
Other NEOs									
2024 [6]	4,683,779	(2,288,875)	2,677,827	4,464,765	3,082,756	—	—	1,753	12,622,004
2023	5,667,535	(3,010,000)	2,835,239	(5,308,086)	(176,064)	—	—	2,741	11,365
2022	5,648,688	(2,712,500)	4,025,548	(717,625)	(479,865)	—	—	2,767	5,767,013
2021 [6]	3,960,965	(1,718,750)	2,334,109	13,800,674	1,793,895	—	(15,387)	2,586	20,158,091
2020	2,346,688	(1,350,000)	1,863,602	1,607,295	(186,941)	189,655	(54,942)	16,584	4,431,940

(3) For 2024, represents the average total compensation as reported in the Summary Compensation Table for Mr. Wojcik, Mr. Jamal, Ms. Ritchea, and Ms. Padiyar. For 2023, represents the average total compensation as reported in the Summary Compensation Table for Mr. Wojcik, Mr. Jamal, and John R. Erickson, Head of Affiliate Engagement. For each of 2022 and 2021, represents the average total compensation as reported in the Summary Compensation Table for Mr. Wojcik, Mr. Jamal, Mr. Erickson, and David M. Billings, former General Counsel and Secretary. For 2020, represents the average total compensation as reported in the Summary Compensation Table for Mr. Wojcik, Mr. Billings, Sean M. Healey, who served as Executive Chairman until his passing in May 2020, and Hugh P. B. Cutler, former Head of Global Distribution.

(4) Reflects the TSR of the S&P MidCap 400 index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our 2024 Annual Report on Form 10-K.

(5) Economic earnings per share, or EEPS, is a non-GAAP financial measure. Additional information on non-GAAP financial performance measures, including reconciliations to the most directly comparable GAAP measure, can be found in AMG's 2024 Annual Report on Form 10-K (or, with respect to amounts above for 2021 and 2020, AMG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023) under "Supplemental Financial Performance Measures."

(6) For 2024 and 2021, "Compensation Actually Paid to PEO" and "Average Compensation Actually Paid to Other NEOs" reflect the strong appreciation of AMG's stock price during such years, and the consequent increase in value of outstanding awards, driven by the value of the one-time special Long-Term Equity Alignment Awards granted in 2019.

(7) Represents the vesting of equity awards held by Mr. Healey in accordance with the terms of such awards upon his passing in May 2020.

Tabular List of Financial Performance Measures[1]

EEPS
Annual Adjusted EBITDA
Absolute TSR
Relative TSR

(1) See the "Compensation Discussion and Analysis – Summary of Performance Assessment Target Descriptions and Rationale, and 2024 Target Setting Process" section of this Proxy Statement for more information about the above measures.

Relationship Between Compensation Actually Paid ("CAP") and Performance Measures

The following exhibits reflect the relationship between "Compensation Actually Paid to PEO" and "Average Compensation Actually Paid to Other NEOs" and the performance measures shown in the above Pay Versus Performance Table during the five most recently-completed fiscal years:









Pay Ratio

In accordance with SEC rules, we established a new median employee for 2024 following three years with no change in our identified median employee. Accordingly, we have calculated our pay ratio disclosure based on our median employee identified as of December 31, 2024. We selected such median employee by analyzing the compensation of each of our employees who were employed by the Company as of December 31, 2024, excluding our President and Chief Executive Officer, with each employee's compensation calculated by reference to their fixed cash compensation for the year ended December 31, 2024, derived from payroll and other company records. We did not make any cost of living or other adjustments to these amounts, and did not exclude non-U.S. employees. We annualized total compensation for full-time employees that joined the Company during 2024 or had an unpaid leave of absence during the year. For purposes of this analysis, we included all full- and part-time employees at the Company and at subsidiaries of the Company where we control the compensation determinations for the subsidiary's employees.

The total annual compensation of our President and Chief Executive Officer for 2024, as reported in the "Total" column of the Summary Compensation Table, was $13,030,846. The total annual compensation of our median employee for 2024, calculated on the same basis as the Summary Compensation Table, was $201,689. The ratio of our Chief Executive Officer's total annual compensation for 2024 to our median employee's total annual compensation for 2024 was 65 to 1.

We believe executive pay should be internally consistent and equitable to motivate our employees to create shareholder value. We are committed to internal pay equity, and the Compensation Committee monitors the relationship between the pay our executive officers receive and the pay our other employees receive.

Director Compensation

Equity grant determinations for independent directors are made consistent with the Compensation Committee's philosophy that compensation should be directly linked to shareholder value creation. Multiple directors have elected to defer cash service fees, with such deferred amounts credited to an AMG stock tracking fund and delivered in shares of AMG common stock.

As part of our director compensation program design, our Compensation Consultant regularly provides a review of director compensation in the broad peer universe and in our Peer Group. This analysis includes data on total compensation for directors at such peer companies, as well as on the individual components of that compensation, such as annual retainers, meeting fees, and equity awards. Our Compensation Consultant also provides comparative data from time to time on compensation by board position (such as committee chairs, board chairs, and lead directors) at such companies, and on trends in director compensation. In determining compensation levels for the Company's independent directors for 2024, the Compensation Committee deemed it appropriate that overall compensation be at or near the median in comparison to directors at public companies within our Peer Group, with equity compensation linked to shareholder value proportionately higher on a relative basis, which is reflected in the compensation paid in 2024. Further, consistent with current best practices, our 2020 Stock Plan sets a cap on equity awards granted to any independent director in any calendar year of a maximum total grant date fair value of $500,000.

The table below sets forth the current annual compensation levels for AMG's independent directors. The Chair of each committee receives the annual Chair fee in lieu of the committee fee. Directors do not receive additional fees for attending meetings. All equity awards are granted in accordance with the terms of the Company's equity grant policy. Vesting of the awards is deferred over a one-year period. In July 2024, the Board of Directors approved a $20,000 increase in the base annual cash fee for all directors, effective for fiscal year 2024, at the recommendation of the Compensation Consultant and the Compensation Committee, bringing our annual cash fees in line with industry peers.

Annual Compensation for Independent Directors

Board of Directors	
Annual Equity Awards – Restricted Stock Units	$ 200,000
Board Chair Annual Fee – Restricted Stock Units	100,000
Base Annual Fee – Cash	100,000
Committee Fees — Cash	
Audit Committee Membership Annual Fee	$ 20,000
Audit Committee Chair Annual Fee	35,000
Compensation Committee Membership Annual Fee	17,000
Compensation Committee Chair Annual Fee	20,000
Nominating and Governance Committee Membership Annual Fee	17,000
Nominating and Governance Committee Chair Annual Fee	20,000

Director Compensation in Fiscal Year 2024

The following table sets forth information regarding the compensation earned by the Company's independent directors in 2024. For compensation information with respect to Mr. Horgen and his services as the Company's President and Chief Executive Officer, please see the Summary Compensation Table and other accompanying compensation tables. Mr. Horgen receives no additional compensation for his services as a director.

Current Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Karen L. Alvingham	117,000	200,150	—	10,000	327,150
Dwight D. Churchill	140,083	208,623	—	10,000	358,706
Annette Franqui	60,989	122,110	—	10,000	193,099
Félix V. Matos Rodríguez	134,000	200,150	—	10,000	344,150
Tracy P. Palandjian	137,000	200,150	—	10,000	347,150
David C. Ryan	120,000	200,150	—	10,000	330,150
Loren M. Starr	127,083	200,150	—	—	327,233
Former Directors					
Tracy A. Atkinson[5]	57,500	100,109	—	10,000	167,609
Reuben Jeffery III[6]	137,250	291,909	—	—	429,159

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(1) Represents annual Board and Committee fees earned by independent directors in fiscal year 2024. Amounts shown in the table are not reduced to reflect each of Lady Alvingham's, Ms. Palandjian's, Mr. Ryan's, and Mr. Starr's election to defer receipt of such director's cash service fees under the Deferred Compensation Plan. Under the Deferred Compensation Plan, an independent director may elect to defer all or part of the cash we would otherwise pay such director, with such deferred amounts credited to an AMG stock tracking fund and delivered in shares of the Company's common stock. All amounts deferred under the Deferred Compensation Plan are only distributable upon termination of the director's Board service. Ms. Atkinson did not stand for re-election at the 2024 Annual Meeting, and her annual Board and Committee fees reflect partial service during the year. Ms. Franqui was elected to the Board of Directors at the 2024 Annual Meeting, and her annual Board fees were prorated accordingly.

(2) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of restricted stock unit awards granted to independent directors in 2024. On February 5, 2024 and July 29, 2024, the Company granted restricted stock unit awards with grant date fair values of $100,109 and $100,042, respectively, to each independent director then serving on the Board of Directors, except that Ms. Franqui solely received a restricted stock unit award on July 29, 2024 with a grant date fair value of $122,110, which was prorated for her service in 2024. On February 5, 2024 and July 29, 2024, the Company also granted Mr. Jeffery, who served as Board Chair in 2024, additional restricted stock unit awards with grant date fair values of $41,738 and $50,021, respectively, representing the annual Board Chair fee, prorated for his service as Board Chair in 2024. On February 5, 2024, the Company also granted Mr. Churchill an additional restricted stock unit award with a grant date fair value of $8,473, representing the annual Board Chair fee, prorated for his service as Board Chair in January 2024. Restricted stock unit awards granted in 2024 vest in full over a one-year period ending on March 5, 2025 and August 15, 2025, respectively, subject to continued service through the vesting date (with certain limited exceptions in the case of death, disability, or certain terminations, including retirement). The number of restricted stock units subject to each award is determined based on the fair market value of the Company's common stock on the applicable grant date, with each stock unit representing the right to receive one share of the Company's common stock. Restricted stock unit awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period is not satisfied. As of December 31, 2024, the aggregate unvested portion of restricted stock units (measured in shares of common stock) held by the independent directors then serving on the Board of Directors was as follows: Lady Alvingham: 3,284; Mr. Churchill: 4,645; Ms. Franqui: 664; Mr. Jeffery: 3,884; Dr. Matos Rodríguez: 3,281; Ms. Palandjian: 3,357; Mr. Ryan: 3,062; Mr. Starr: 1,596. Following Mr. Jeffery's retirement from the Board of Directors on January 30, 2025, in accordance with the terms of the respective award agreements, his unvested restricted stock units under his annual equity awards for 2024 were forfeited, and his additional equity awards representing the annual Board Chair fee for 2024 qualified for retirement treatment and will continue to vest.

(3) No stock option awards were granted to independent directors in 2024. As of December 31, 2024, the number of shares of common stock subject to stock options held by each of the independent directors then serving on the Board of Directors was as follows: Lady Alvingham: 2,871; Mr. Churchill: 4,224; Ms. Franqui: 0; Mr. Jeffery: 4,554; Dr. Matos Rodríguez: 1,195; Ms. Palandjian: 12,009; Mr. Ryan: 559; Mr. Starr: 0.

(4) Represents matching contributions to eligible non-profit organizations under the AMG gift-matching program that covers non-employee directors, as well as Company employees.

(5) Consistent with the revisions made by the Compensation Committee to the director compensation program in January 2024 to provide for vesting of director equity awards over a one-year period, effective as of the cessation of Ms. Atkinson's service on the Board of Directors following the 2024 Annual Meeting, the Compensation Committee approved the acceleration of all of Ms. Atkinson's outstanding and unvested restricted stock unit awards and stock options to the extent outstanding for at least one year at the time of such cessation of service.

(6) Effective as of Mr. Jeffery's retirement from the Board of Directors on January 30, 2025, consistent with the Compensation Committee's intent for unvested equity awards of a retiring director granted prior to the Compensation Committee's revisions to the director compensation program in January 2024 (i.e., providing for one-year vesting of equity awards), the Compensation Committee approved the acceleration of all of Mr. Jeffery's outstanding and unvested restricted stock unit awards and stock options granted to Mr. Jeffery prior to 2024 (other than those that accelerated automatically pursuant to the terms of such awards), and extended the exercise period for his outstanding stock options until the second anniversary of the date of his retirement.

Severance and Potential Termination and Change in Control Compensation and Benefits

We do not have individual change in control agreements with any named executive officer or director, and possible changes in control are addressed through the acceleration of vesting of equity in specific circumstances. Upon the participant's death or disability, or a change in control of the Company, outstanding equity awards vesting pursuant to the Company's incentive plans would be accelerated for our named executive officers, as well as for our employees, provided that in the event of a change in control there was also a termination of employment without cause or for good reason (i.e., a "double trigger"). In the event of the participant's death or disability, or a change in control (assuming that the double trigger has been met), as of 2024 year-end, awards held by our current named executive officers would have accelerated as set forth below. Additionally, upon a participant's Retirement, provided the participant meets applicable criteria, the participant's qualifying awards would continue to vest post-termination in accordance with the original schedule, and qualifying stock option awards would remain exercisable until the earlier of two years following exercisability or the original expiration date, in each case, subject to any applicable performance conditions and compliance with certain covenants. Further, in the event of the participant's termination of employment other than for cause or by the participant for good reason, the participant's non-retirement eligible, qualifying cliff-vesting performance-based awards would be accelerated on a pro rata basis, subject to one-year minimum service during the vesting period.

The market value amounts in the table have been calculated using a share price of $184.92, which was the closing price of our common stock as of the last business day of 2024. No amount would have been payable as of 2024 year-end with respect to the 2021 Long-Term Performance Achievement Awards, the 2022 Long-Term Performance Achievement Awards (three-year cliff vesting), the 2022 Long-Term Performance Achievement Awards (five-year cliff vesting), the 2023 Long-Term Performance Achievement Awards, the Initial Long-Term Performance Achievement Award (three-year cliff vesting), or the Initial Long-Term Performance Achievement Award (five-year cliff vesting) because such awards remained subject to performance-based vesting conditions as of such date.

Named Executive Officer	Accelerated Distribution under Incentive Plans Shares (#) / Market Value ($)
Jay C. Horgen	43,620 / 8,066,210
Thomas M. Wojcik	18,205 / 3,366,469
Rizwan M. Jamal	20,266 / 3,747,589
Dava E. Ritchea	— / —
Kavita Padiyar	5,901 / 1,091,213

We do not have employment agreements with any of our named executive officers. Each named executive officer is subject to restrictive covenants that prohibit them from competing with the Company or working for a competing business, and from soliciting certain of our employees, for up to two years following such officer's separation from the Company. Furthermore, each named executive officer is subject to restrictive covenants that prohibit them, for one year following such officer's separation from the Company, from soliciting persons or entities that were clients at the time of or in the two years immediately prior to their separation, or that were prospective clients in the year immediately prior to their separation.

Equity Compensation Plan Information

The following table sets forth information regarding the securities authorized for issuance under our equity compensation plans as of December 31, 2024:

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders[1]	1,526,618	$77.97	3,226,042
Equity compensation plans not approved by stockholders[2]	—	—	640
Total	1,526,618	$77.97	3,226,682

(1) Consists of the 2020 Stock Plan, the 2013 Stock Plan, and the Amended and Restated 1997 Stock Option and Incentive Plan. Equity awards granted under the 2020 Stock Plan during 2024 represent less than 1% of the shares of our common stock outstanding at the time of stockholder approval of the 2020 Plan (assuming achievement of performance hurdles at target levels). Unvested options are reflected at target payout levels.

(2) Consists of the Amended and Restated 2002 Stock Option and Incentive Plan. The shares available for issuance under this plan may be issued pursuant to stock option awards, deferred stock awards, restricted stock awards, unrestricted stock awards, restricted stock unit awards, performance share awards, or dividend equivalent rights.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, we are again providing for a non-binding, advisory vote for stockholders to approve the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K.

While this vote is advisory and not binding on the Company, the Board of Directors and the Compensation Committee value the views of our stockholders, and will continue to consider, among other factors, the outcome of the vote when making future compensation decisions for our named executive officers.

In considering your vote on the compensation of our named executive officers, please review the "Compensation Discussion and Analysis" section of this Proxy Statement. The Compensation Discussion and Analysis describes the Company's executive compensation program and the decisions that the Compensation Committee made with respect to the compensation of our named executive officers.

Our executive compensation program is designed to enable the Company to attract, motivate, and retain key persons while, at the same time, creating a close relationship between performance and compensation. The Company regularly reviews its compensation program and the overall compensation package paid to each of its named executive officers, including through the engagement of an independent compensation consultant, to assess risk and to ensure that the program is structured appropriately in order to achieve the Company's strategic goals.

Approval of the advisory vote on executive compensation requires the affirmative vote of a majority of the shares of common stock cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that the Company's stockholders vote **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K.

PROPOSAL 3: RATIFICATION OF THE
SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PwC as the Company's independent registered public accounting firm for the current fiscal year, subject to ratification by the Company's stockholders at the Annual Meeting. PwC has acted as the Company's independent registered public accounting firm since the Company's inception. The Company has been advised by PwC that it is a registered public accounting firm with the Public Company Accounting Oversight Board (the "PCAOB") and complies with the auditing, quality control, and independence standards and rules of the PCAOB and the SEC. A representative of PwC is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if they so desire.

Although stockholder ratification of the selection of PwC is not required, the Board of Directors is nevertheless submitting the selection of PwC to the stockholders for ratification. Should the selection not be ratified by the stockholders, the Audit Committee will reconsider the matter. Even in the event the selection of PwC is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the Company and its stockholders.

Ratification of the selection of PwC as our independent registered public accounting firm for the current fiscal year requires the affirmative vote of a majority of the shares of common stock cast at the Annual Meeting. Abstentions will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors believes that the selection of PwC as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that the Company's stockholders vote **FOR** this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of Annette Franqui, David C. Ryan, and Loren M. Starr, each an independent director of the Company, with Mr. Starr serving as the Chair of the Audit Committee.

The Audit Committee's purpose is to assist the Board of Directors in oversight of the Company's internal controls and financial statements and the audit process. The Board of Directors has determined in its business judgment that all members of the Audit Committee are "independent," as is required by the listing standards of the NYSE and under SEC rules.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, PwC, is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB").

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and PwC. The Audit Committee has also discussed with PwC the matters required to be discussed by the applicable standards of the PCAOB, including Auditing Standard No. 1301, "Communications with Audit Committee," and other applicable laws and regulations. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence.

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in its charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The Audit Committee's role is one of oversight, and members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and PwC. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with generally accepted accounting principles or that PwC is in fact "independent."

The Audit Committee operates pursuant to a charter that was most recently adopted by the Board of Directors in October 2024 and is available on the Company's website at *www.amg.com.*

ANNETTE FRANQUI
DAVID C. RYAN
LOREN M. STARR, *CHAIR*

Principal Accountant Fees and Services

The following table sets forth information regarding the fees for professional services rendered by PwC in each of the last two fiscal years:

Type of Fee	Year Ended December 31, 2023	Year Ended December 31, 2024
Audit Fees[1]	$7,902,405	$8,562,197
Audit-Related Fees[2]	749,206	505,056
Tax Fees[3]	4,261,314	4,936,475

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(1) Represents fees for the audit of the Company's consolidated financial statements and reviews of the consolidated financial statements filed with the SEC in Forms 10-K and 10-Q, as well as in connection with audits of the financial statements of certain of the Company's subsidiaries and consolidated Affiliates.

(2) Represents fees for attest services not required by statute or regulation, benefit plan audits, and accounting consultations.

(3) Represents fees for tax compliance and consulting services for the Company and certain of its subsidiaries and consolidated Affiliates.

In making its determination regarding the independence of PwC, the Audit Committee considered whether the provision of the services covered in the sections entitled "Audit-Related Fees" and "Tax Fees" was compatible with maintaining such independence.

The appointment of the independent registered public accounting firm to audit the Company's financial statements is approved each year by the Audit Committee. At the beginning of the year, the Audit Committee also evaluates other potential engagements by the Company of the accounting firm and approves or rejects each service considering (among other factors) the possible impact of each non-audit service on the accounting firm's independence from management. In accordance with its charter, the Audit Committee pre-approves all auditing services and the terms thereof and any non-audit services provided by the independent registered public accounting firm unless there is an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. The Audit Committee carefully considers the fees that are proposed to be paid in connection with the approval of audit and non-audit services, and then closely monitors the fees incurred in connection with the provision of such services throughout the year. At each meeting, the Audit Committee receives updates from management on the services that have been provided and fees incurred; from time to time, the Audit Committee may also consider and approve the provision of additional services. In the event that a need arises for the approval of additional services between meetings, the services would be considered and provisionally approved by a designated member of the Audit Committee who would present the scope and fees of the services provisionally pre-approved at the following meeting of the Audit Committee.

SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of March 31, 2025 (unless otherwise noted), regarding the beneficial ownership of common stock by (i) persons or "groups" (as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of the common stock of the Company, (ii) named executive officers, (iii) director nominees, and (iv) directors and current executive officers as a group. Except as otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws, where applicable.

In accordance with SEC rules, the number of shares of common stock beneficially owned excludes shares underlying restricted stock unit awards that are currently unvested or unsettled and that will remain so within 60 days of March 31, 2025 (the "measurement period"). Additional information regarding the restricted stock units held by each named executive officer is included in the footnotes to the Executive Compensation Tables included elsewhere in this Proxy Statement.

Name of Beneficial Owner[1]	Number of Shares Beneficially Owned[2]	Percent of Common Stock[2]
The Vanguard Group, Inc.[3]	3,667,579	12.7 %
BlackRock, Inc.[4]	3,241,588	11.3 %
Morgan Stanley[5]	2,380,121	8.3 %
Clarkston Capital Partners, LLC[6]	1,572,189	5.5 %
Jay C. Horgen[7]	761,178	2.6 %
Thomas M. Wojcik[8]	290,060	1.0 %
Rizwan M. Jamal[9]	204,123	*
Dava E. Ritchea	—	—
Kavita Padiyar[10]	92,192	*
Karen L. Alvingham[11]	12,472	*
Dwight D. Churchill[12]	30,425	*
Annette Franqui	—	—
Félix V. Matos Rodríguez[13]	4,455	*
Tracy P. Palandjian[14]	25,912	*
David C. Ryan[15]	2,954	*
Loren M. Starr	741	*
Directors and executive officers as a group (11 persons)[16]	1,220,389	4.2 %

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*   Less than 1%

(1)   The mailing address for each executive officer and director is c/o Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401. In certain cases, voting and investment power of certain shares may be shared with one or more family members who reside in the individual's household.

(2)   In computing the number of shares of common stock beneficially owned by a person, (i) shares of common stock subject to options held by that person that are currently exercisable or that may become exercisable within the measurement period are deemed outstanding and (ii) shares of common stock underlying restricted stock units held by that person that are currently unvested or unsettled and that will remain so through the measurement period are not deemed outstanding. For purposes of computing the percentage owned, shares of common stock subject to options that are currently exercisable or that become exercisable within the measurement period are deemed to be outstanding for the holder thereof, but are not for the purpose of computing the ownership percentage of any other person. As of March 31, 2025, a total of 28,783,937 shares of common stock were outstanding.

(3)   Information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group, Inc. as of December 29, 2023, reporting beneficial ownership of an aggregate of 3,667,579 shares of common stock, with shared voting power over 18,076 of such shares, sole dispositive power over 3,611,808 of such shares, and shared dispositive power over 55,771 of such shares (with no sole voting power reported). The address of The Vanguard Group, Inc. is listed in such Schedule 13G/A as 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(4)   Information is based on a Schedule 13G/A filed with the SEC on June 7, 2024 by BlackRock, Inc. as of May 31, 2024, reporting beneficial ownership of an aggregate of 3,241,588 shares of common stock, with sole voting power over 3,047,152 of such shares and sole dispositive power over all of such shares (with no shared voting or dispositive power reported). The address of BlackRock, Inc. is listed in such Schedule 13G/A as 50 Hudson Yards, New York, NY 10001.

(5) Information is based on a Schedule 13G/A filed with the SEC on November 6, 2024 by Morgan Stanley, Atlanta Capital Management Company, LLC, and Eaton Vance Atlanta Capital SMID-Cap Fund as of September 30, 2024, reporting Morgan Stanley's beneficial ownership of an aggregate of 2,380,121 shares of common stock, with shared voting power over 2,195,982 of such shares, and shared dispositive power over 2,281,741 of such shares (with no sole voting or sole dispositive power reported), Atlanta Capital Management Company, LLC's beneficial ownership of an aggregate of 2,105,679 shares of common stock, with shared voting power over 1,941,647 of such shares, and shared dispositive power over 2,013,416 of such shares (with no sole voting or sole dispositive power reported), and Eaton Vance Atlanta Capital SMID-Cap Fund's beneficial ownership of an aggregate of 1,510,069 shares of common stock, with shared voting power and shared dispositive power over all of such shares (with no sole voting or sole dispositive power reported). The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Atlanta Capital Management Company, LLC and Eaton Vance Atlanta Capital SMID-Cap Fund, each a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley is listed in such Schedule 13G/A as 1585 Broadway, New York, NY 10036.

(6) Information is based on a Schedule 13G/A filed with the SEC on February 14, 2025 by Clarkston Capital Partners, LLC as of December 31, 2024, reporting beneficial ownership of an aggregate of 1,572,189 shares of common stock, with shared voting power over 777,950 of such shares, shared dispositive power over 854,010 of such shares, and sole voting and dispositive power over 718,179 of such shares. The address of Clarkston Capital Partners, LLC is listed in such Schedule 13G/A as 303 E Third St., Suite 110, Rochester, MI 48307.

(7) Includes (i) 300,000 shares of common stock subject to options exercisable within the measurement period and (ii) 20,058 shares of common stock indirectly owned and held under irrevocable family trusts over which Mr. Horgen has sole voting and investment power.

(8) Includes 170,645 shares of common stock subject to options exercisable within the measurement period.

(9) In connection with his forthcoming retirement from the Company, Mr. Jamal stepped down from his role as Head of Affiliate Investments and as an executive officer of the Company in the first quarter of 2025. Mr. Jamal remains with the Company as Managing Director, Affiliate Partnerships. Includes 184,564 shares of common stock indirectly owned and held under family trusts over which Mr. Jamal and his spouse are co-trustees.

(10) Includes 74,085 shares of common stock subject to options exercisable within the measurement period.

(11) Includes 1,615 shares of common stock subject to options exercisable within the measurement period.

(12) Includes 2,968 shares of common stock subject to options exercisable within the measurement period.

(13) Includes 1,055 shares of common stock subject to options exercisable within the measurement period.

(14) Includes 10,753 shares of common stock subject to options exercisable within the measurement period.

(15) Includes 419 shares of common stock subject to options exercisable within the measurement period.

(16) Includes 561,540 shares of common stock subject to options exercisable within the measurement period.

OTHER MATTERS

Related Person Transactions

AMG's executive officers and directors may invest from time to time in funds advised by our Affiliates, or receive other investment services provided by our Affiliates, in each case, on substantially the same terms as other participating investors. Further, during the reporting period (which is inclusive of amounts for the reporting period previously reported in the 2024 Proxy Statement), Mr. Horgen invested an aggregate amount (including unfunded commitments) of $750,000 in a fund managed by a certain Affiliate, through the assignment from the Company to Mr. Horgen of a portion of the Company's unfunded required capital commitment obligation, following the approval of the Audit Committee of the Company's Board of Directors. The investment was on the same general terms available to senior fund professionals and was not subject to a management fee.

Also, from time to time, we may enter into ordinary course engagements for capital markets, banking, brokerage, and other services with beneficial owners of 5% or more of the Company's voting securities.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by us. In an effort to have as large a representation of stockholders at the Annual Meeting as possible, special solicitation of proxies may, in certain instances, be made personally or by mail, telephone, or other electronic means by one or more of our employees or by a proxy solicitor. We also may reimburse brokers, banks, nominees, and other fiduciaries for postage and reasonable clerical expenses of forwarding the proxy materials to their principals who are beneficial owners of common stock.

The Company has retained Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, for services in connection with the solicitation of proxies for a fee of $25,000.

Stockholder Proposals

Any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at the Company's 2026 Annual Meeting of Stockholders must be received by us at our principal executive offices on or before December 12, 2025 to be eligible for inclusion in the Proxy Statement and form of proxy card to be distributed by the Board of Directors in connection with such meeting.

Any stockholder proposal, other than a stockholder proposal submitted pursuant to Exchange Act Rule 14a-8, or notice of stockholder nominees for election to the Board of Directors intended to be presented at the Company's 2026 Annual Meeting of Stockholders, must be received in writing at our principal executive offices no earlier than January 22, 2026 nor later than March 8, 2026. Such stockholder proposals and notice of nominations must satisfy the requirements of the Charter and By-laws and must comply with Delaware General Corporation Law, and include the information, representations, and materials required under the By-laws. In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide timely notice that sets forth the information required by the By-laws and Exchange Act Rule 14a-19. For more complete information on our advance notice procedures and requirements for stockholder proposals and notice of nominations, please refer to the By-laws.

Householding of Proxy Statement

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Notice of Internet Availability or this Proxy Statement and the 2024 Annual Report on Form 10-K may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of our Proxy Statement and 2024 Annual Report on Form 10-K to you if you write or call us at the following address or telephone number: Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401, Attention: Investor Relations, (617) 747-3300. If you would like to receive separate copies of these materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

Other Matters

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2024 Annual Report on Form 10-K are available at *www.proxyvote.com*. In addition, a copy of the 2024 Annual Report on Form 10-K will be provided without charge upon the written request of any stockholder to Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401, Attention: Investor Relations, and may be found on the Company's website at *www.amg.com*. This Proxy Statement references materials and information that are available on our website, including our 2024 Annual Report on Form 10-K and the "Responsibility" section of our website, which are not incorporated by reference into this Proxy Statement and are not part of the Company's solicitation materials.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE SUBMIT A PROXY ONLINE, BY TELEPHONE, OR BY RETURNING A COMPLETED, SIGNED AND DATED PROXY CARD OR VOTING INSTRUCTION FORM.

Forward-Looking Statements

Certain matters discussed in this Proxy Statement, in our other filings with the SEC, in our press releases, and in oral statements made with the approval of an executive officer may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements, and may be prefaced with words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates," or the negative version of these words or other comparable words. Such statements are subject to certain risks and uncertainties, including, among others, the factors discussed under the caption "Item 1A. Risk Factors" in our 2024 Annual Report on Form 10-K, and from time to time, as applicable, our Quarterly Reports on Form 10-Q. These factors (among others) could affect our financial condition, business activities, results of operations, cash flows, or overall financial performance and cause actual results and business activities to differ materially from historical periods and those presently anticipated and projected. Forward-looking statements speak only as of the date they are made, and we will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we caution readers not to place undue reliance on any such forward-looking statements.